SCHEDULE 14A (RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. ____)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Under Rule 14a-12

DYADIC INTERNATIONAL, INC.

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(l) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5)   Total fee paid:

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:



DYADIC INTERNATIONAL, INC.

140 Intracoastal Pointe Drive, Suite 404

Jupiter, FL 33477

(561) 743-8333

Dear Stockholder:

You are cordially invited to attend the 2006 annual meeting of stockholders of Dyadic International, Inc., which we will hold on Monday, June 12, 2006 at 10:00 a.m., local time, at the Doubletree Hotel located at 4431 PGA Boulevard, Palm Beach Gardens, Florida 33410.

The matters to be presented at the meeting are described in the Notice of 2006 Annual Meeting of Stockholders and Proxy Statement which accompany this letter.

We hope you will be able to attend the meeting, but, whatever your plans, we ask that you please complete, sign and date the enclosed proxy card and return it in the postage-paid envelope provided so that your shares will be represented at the meeting.

We look forward to seeing you at the meeting.

Sincerely,

Mark A. Emalfarb
Chairman, President and Chief Executive Officer

Jupiter, Florida

April 28, 2006



DYADIC INTERNATIONAL, INC.

140 Intracoastal Pointe Drive, Suite 404

Jupiter, FL 33477

NOTICE OF 2006 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON MONDAY, JUNE 12, 2006

To the stockholders of Dyadic International, Inc.:

The 2006 annual meeting of stockholders of Dyadic International, Inc., a Delaware corporation, will be held on Monday, June 12, 2006, at 10:00 a.m., local time, at the Doubletree Hotel located at 4431 PGA Boulevard, Palm Beach Gardens, Florida 33410, for the following purposes:

1. To elect two (2) Class II directors, each for a three-year term ending in 2009;

2. To approve the Amended and Restated Dyadic International, Inc. 2001 Equity Compensation Plan effective as of January 1, 2005 in order to (a) reduce the number of shares of common stock reserved for issuance under the Plan to 4,478,475 shares from 5,152,447 shares, (b) conform certain provisions of the Plan to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and (c) increase the maximum limitation of shares that may be subject to awards granted under the Plan to any one individual for any fiscal year during the term of the Plan to 1,200,000 shares from 100,000 shares;

3. To approve the Dyadic International, Inc. 2006 Stock Option Plan;

4. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2006; and

5. To transact such other business properly brought before the annual meeting and any adjournment or postponement of the meeting.

These items of business are described in detail in the accompanying proxy statement. This notice, together with the accompanying proxy statement and enclosed proxy card and annual report to stockholders, will be mailed to stockholders on or about May 5, 2006.

Our board of directors has fixed the close of business on April 26, 2006 as the record date of the annual meeting. Stockholders of record at the close of business on April 26, 2006 are entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement of the annual meeting. Each share of common stock is entitled to one vote.

A list of stockholders entitled to vote at the annual meeting will be available for inspection by our stockholders, for any purpose germane to the meeting, at the annual meeting and during ordinary business hours beginning ten (10) days prior to the date of the annual meeting, at our executive offices at 140 Intracoastal Pointe, Drive, Suite 404, Jupiter, Florida 33477.

All stockholders are cordially invited to attend the meeting in person.

By Order of the Board of Directors,



Mark A. Emalfarb
Chairman, President and Chief Executive Officer

Jupiter, Florida
April 28, 2006

Whether or not you expect to attend the annual meeting, please complete, date and sign the enclosed proxy and mail it promptly in the enclosed postage-paid envelope. If you are a holder of record, you may also cast your vote in person at the annual meeting. If your shares are held at a brokerage firm or bank, you must provide them with instructions on how to vote your shares.

DYADIC INTERNATIONAL, INC.

140 Intracoastal Pointe Drive, Suite 404
Jupiter, FL 33477
(561) 743-8333

_____

2006 ANNUAL MEETING OF STOCKHOLDERS

JUNE 12, 2006

_____

PROXY STATEMENT

_____

This proxy statement contains information related to our 2006 annual meeting of stockholders to be held on Monday, June 12, 2006, at 10:00 a.m., local time, at the Doubletree Hotel located at 4431 PGA Boulevard, Palm Beach Gardens, Florida 33410, and at any adjournments or postponements thereof. The approximate date that this proxy statement, the accompanying notice of annual meeting and the enclosed form of proxy and our 2005 annual report to stockholders are first being mailed to stockholders is May 5, 2006. We are furnishing this proxy statement to stockholders of Dyadic as part of the solicitation of proxies by Dyadic's board of directors for use at the annual meeting. You should review this information in conjunction with our 2005 annual report to stockholders which accompanies this proxy statement.

_____

TABLE OF CONTENTS

ABOUT THE ANNUAL MEETING

What is the purpose of the annual meeting?

At the annual meeting, we are asking stockholders:

- To elect two (2) Class II directors, each for a three-year term ending in 2009;

- To approve the Amended and Restated Dyadic International, Inc. 2001 Equity Compensation Plan effective as of January 1, 2005;

- To approve the Dyadic International, Inc. 2006 Stock Option Plan;

- To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2006; and

- To transact such other business properly brought before the meeting and any adjournment or postponement of the meeting.

Who is entitled to notice of, and to vote at the annual meeting?

You are entitled to vote, in person or by proxy, at the annual meeting if you owned shares of our common stock as of the close of business (5:00 p.m. EST) on April 26, 2006, the record date of the annual meeting. On the record date, 23,140,467 shares of our common stock were issued and outstanding and held by 154 holders of record. Holders of record of our common stock on the record date are entitled to one vote per share at the annual meeting.

Who can attend the meeting?

All stockholders as of the record date, or their duly appointed proxies, may attend. Please note that if you hold shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

What shares may I vote?

You may vote all shares you owned as of the record date. These include (1) shares owned directly in your name as stockholder of record and (2) shares held for you as the beneficial owner through a stockbroker, bank or other nominee.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some differences between shares held of record and those beneficially owned.

If our shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered the stockholder of record with regard to those shares. As the stockholder of record, you have the right to grant your proxy directly to us to vote your shares on your behalf at the meeting or the right to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.

If you hold our shares in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares held in "street name," and these materials have been forwarded to you by your broker or nominee, which is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the annual meeting so long as you bring a copy of a brokerage statement reflecting your ownership as of the record date. However, since you are not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from your broker or nominee giving you the right to vote the shares. Your broker or nominee has enclosed or provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

What constitutes a quorum?

If a majority of the shares of our common stock outstanding on the record date is represented either in person or by proxy at the annual meeting, a quorum will be present at the annual meeting. Shares held by persons attending the annual meeting but not voting, and shares represented in person or by proxy and for which the holder has abstained from voting, will be counted as present at the annual meeting for purposes of determining the presence or absence of a quorum.

A broker who holds shares in nominee or "street name" for a customer who is the beneficial owner of those shares may be prohibited from giving a proxy to vote those shares on any proposal to be voted on at the annual meeting without specific instructions from such customer with respect to such proposal. Accordingly, if a broker receives voting instructions from a customer with respect to one or more, but not all, of the proposals to be voted on at the annual meeting, the shares beneficially owned by such customer will not constitute "votes cast" or shares "entitled to vote" with respect to any proposal for which the customer has not provided voting instructions to the broker. These so-called "broker non-votes" will be counted as present at the annual meeting for purposes of determining whether a quorum exists.

How do I vote?

If you complete and properly sign and date the accompanying proxy card, and return it to us in the enclosed return envelope as soon as possible, it will be voted as you direct. If you are a registered stockholder and you attend the meeting, you may deliver your completed proxy card in person. "Street name" stockholders who wish to vote at the meeting will need to obtain a proxy from the broker or nominee that holds their shares.

All shares of our common stock represented by properly executed proxies received before or at the annual meeting will, unless revoked, be voted in accordance with the instructions indicated on those proxies. If no instructions are indicated on a properly executed proxy, the shares represented by such proxy card will be voted "FOR" the nominees for Class II directors, "FOR" the proposal to approve the Amended and Restated 2001 Equity Compensation Plan, "FOR" the proposal to approve the 2006 Stock Option Plan and "FOR" the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2006. You are urged to mark the box on your proxy to indicate how to vote your shares.

Can I vote by telephone or electronically?

If your shares are held in "street name," please check your proxy card or contact your broker or nominee to determine whether you will be able to vote by telephone or electronically.

The deadline for voting by telephone or electronically is 11:59 p.m., EDT, on June 11, 2006.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy card, you may change your vote at any time before the proxy is exercised by filing with our Secretary either a notice of revocation or a duly executed proxy card bearing a later date. In such event, the later submitted vote will be recorded and the earlier vote revoked. The powers of the proxy holders will be suspended if you are a holder of record and attend the meeting in person and so request, although attendance at the meeting will not by itself revoke a previously granted proxy.

If your shares are held in "street name," you should contact the institution that holds your shares to change your vote.

What are the board's recommendations?

The board recommends a vote "FOR":

- each of the nominees for Class II directors;

- the proposal to approve the Amended and Restated 2001 Equity Compensation Plan effective as of January 1, 2005;

- the proposal to approve the 2006 Stock Option Plan; and

- the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2006.

Unless you give other instructions on your proxy card, the persons named as proxies on the proxy card will vote "FOR" each of the nominees for Class II directors and the other proposals.

We do not expect that any other matters will be brought before the annual meeting. If, however, other matters are properly presented, the persons named as proxies will vote the shares represented by properly executed proxies in accordance with their judgment with respect to those matters, including any proposal to adjourn or postpone the annual meeting. No proxy that is voted against all of the proposals will be voted in favor of any adjournment or postponement of the annual meeting for the purpose of soliciting additional proxies.

What vote is required to approve the proposal?

Proposal 1: Election of Class II Directors. The affirmative vote of a plurality of the votes cast, either in person or by proxy, at the annual meeting is required for the election of each of the Class II director nominees. You may vote "for" or "withheld" with respect to the election of one or more of the directors. Only votes "for" or "withheld" are counted in determining whether a plurality has been cast in favor of a director. Abstentions are not counted for purposes of the election of directors, although they are counted for purposes of determining whether there is a quorum. Stockholders do not have the right to cumulate their votes for directors.

Proposal 2: Approval of Amended and Restated 2001 Equity Compensation Plan. The affirmative vote of the holders of a majority of all shares casting votes, either in person or by proxy, at the annual meeting is required to approve the Amended and Restated 2001 Equity Compensation Plan effective as of January 1, 2005. This approval is required (i) for purposes of compliance with certain exclusions from the limitations of Section 162(m) of the Internal Revenue Code of 1986, as amended, and (ii) by the applicable rules of the American Stock Exchange. A properly executed proxy marked "abstain" with respect to this proposal will not be voted, although it will be counted for purposes of determining whether there is a quorum. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Proposal 3: Approval of 2006 Stock Option Plan. The affirmative vote of the holders of a majority of all shares casting votes, either in person or by proxy, at the annual meeting is required to approve the 2006 Stock Option Plan. This approval is required (i) for purposes of compliance with certain exclusions from the limitations of Section 162(m) of the Internal Revenue Code of 1986, as amended, (ii) for purposes of compliance with the requirements of incentive stock options under Section 422 of the Internal Revenue Code, and (iii) by the applicable rules of the American Stock Exchange. A properly executed proxy marked "abstain" with respect to this proposal will not be voted, although it will be counted for purposes of determining whether there is a quorum. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Proposal 4: Ratification of Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm. The affirmative vote of the holders of a majority of all shares casting votes, either in person or by proxy, at the annual meeting is required to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2006. We are not required to submit this matter to a vote of stockholders for ratification. However, our board is doing so, based upon the recommendation of the audit committee, as a matter of good corporate practice. As such, the voting approval threshold is required by the applicable rules of the American Stock Exchange. A properly executed proxy marked "abstain" with respect to this proposal will not be voted, although it will be counted for purposes of determining whether there is a quorum. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Other Items. In the event other items are properly brought before the annual meeting, the affirmative vote of a majority of the votes cast, either in person or by proxy, at the meeting will be required for approval. A properly executed proxy marked "abstain" with respect to any such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

As of the record date, our directors and executive officers and their affiliates owned and were entitled to vote approximately 5,943,765 shares of our common stock, which represented approximately 25.8% of our common stock outstanding on that date. We currently anticipate that all of these persons will vote their and their affiliates' shares in favor of the Class II director nominees and the other proposals.

Who pays for the preparation of the proxy and soliciting proxies?

We will pay the cost of preparing, assembling and mailing the proxy statement and the accompanying notice of annual meeting, proxy card and annual report to stockholders. In addition to the use of mail, our directors, officers and employees may solicit proxies by telephone or other electronic means or in person. These persons will not receive additional compensation for soliciting proxies. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of stock held of record by these persons, and we will reimburse them for reasonable out-of-pocket expenses.

What should I have received to enable me to vote?

In addition to this proxy statement, you should have received the accompanying notice of annual meeting, a proxy card, and our 2005 annual report to stockholders. The mailing date of these materials is on or about May 5, 2006.

How can I obtain additional copies?

For additional copies of any of this proxy statement and the enclosed proxy card and annual report to stockholders, you should contact either our corporate office at 140 Intracoastal Pointe Drive, Suite 404, Jupiter, Florida 33477, Attention: Alexander (Sasha) Bondar, (561)743-8333 or Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, telephone: (212) 509-4000.

5

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS

AND EXECUTIVE OFFICERS

The table below sets forth information regarding the beneficial ownership of our common stock as of April 26, 2006, by the following individuals or groups:

- each person or entity who is known by us to own beneficially more than 5% of our common stock;

- each of our directors and nominees for director;

- each of our named executive officers; and

- all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and generally includes voting or investment power with respect to securities. Shares of our common stock that are subject to our options, warrants and convertible notes that are presently exercisable or exercisable within 60 days of April 26, 2006 are deemed to be outstanding and beneficially owned by the person holding any of such convertible securities for the purpose of computing the percentage of ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Unless indicated otherwise below, the address of our directors and executive officers is c/o Dyadic International, Inc., 140 Intracoastal Pointe Drive, Suite 404, Jupiter, Florida 33477. Except as indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. As of April 26, 2006, we had outstanding 23,140,467 shares of our common stock.

Name and Address of Beneficial Owner	Number of Shares	Percentage Ownership
Mark A. Emalfarb (1)(9)(10)	7,098,559	28.9%
The Francisco Trust U/A/D February 28, 1996 (2)	4,769,578	20.5%
The Pinnacle Fund, L.P. Barry M. Kitt (3)	2,277,494	9.9%
Stephen J. Warner (4)(11)	461,050	2.0%
Glenn E. Nedwin, Ph.D. (9)	11,990	*
Robert B. Shapiro (5)(9)	34,688	*
Richard J. Berman (5)(9)	56,250	*
Harry Z. Rosengart (5)(11)	34,167	*
Wayne Moor (5)(10)	277,889	1.2%
Ratnesh (Ray) Chandra (6)(10)	103,716	*
Kent M. Sproat (7)(10)	143,716	*
Alexander V. Bondar (8)(10)	73,716	*
All directors, director nominees and executive officers as a group (10 persons)	8,295,741	32.7%

_____

* Denotes less than 1%

(1) Includes 5,570,827 shares held by Mark A. Emalfarb beneficially through the Mark A. Emalfarb Trust U/A/D October 1, 1987, of which Mr. Emalfarb is the sole beneficiary and serves as sole trustee. Also includes 1,276,434 shares issuable issuable upon the exercise of warrants presently exercisable and 251,298 shares issuable upon the exercise of a convertible note presently exercisable.

(2) Includes 222,537 shares issuable upon the exercise of a convertible note presently exercisable. The trustee of the Francisco Trust U/A/D February 28, 1996 is Robert S. Levin, Esq. and the beneficiaries thereof are the spouse and descendants of Mark A. Emalfarb. The address of the Francisco Trust U/A/D February 28, 1996 is c/o Robert S. Levin, Esq., 180 N. LaSalle, Suite 3200, Chicago, Illinois 60601.

(3) Information is based on a Schedule 13G/A dated February 8, 2006 filed by The Pinnacle Fund, L.P. ("Pinnacle") and Barry M. Kitt. Mr. Kitt may be deemed the beneficial owner of the shares by virtue of being the sole member of Pinnacle Fund Management, LLC, which is the general partner of Pinnacle Advisers, L.P., which is the general partner of Pinnacle. Mr. Kitt disclaims beneficial ownership of these shares. Does not include 435,746 shares underlying a warrant held by Pinnacle to purchase 500,000 shares. The 435,746 underlying shares are not included in the aggregate number of shares beneficially owned by Pinnacle because that portion of the warrant is not presently exercisable. The number of shares of common stock underlying the warrant that may be acquired upon the exercise of the warrant is limited to 64,254 shares of the common stock to insure that, following such exercise, the total number of shares of common stock then beneficially owned by Pinnacle and its affiliates and other persons whose beneficial ownership of common stock would be aggregated with Pinnacle's for purposes of Section 13(d) of the Act, does not exceed 9.999% of the total number of our issued and outstanding shares. The address of Pinnacle and Mr. Kitt is 4965 Preston Park Blvd., Suite 240, Plano, Texas 75093.

(4) Includes 274,800 shares held by Bioform, LLC, of which Mr. Warner is the managing member. Also includes 150,000 shares issuable upon the exercise of presently exercisable warrants held by Bioform, LLC and 36,250 shares issuable upon the exercise of presently exercisable options held by Mr. Warner.

(5) Represents shares issuable upon the exercise of options presently exercisable.

(6) Includes 75,000 shares issuable upon the exercise of options presently exercisable.

(7) Includes 90,000 shares issuable upon the exercise of options presently exercisable.

(8) Includes 70,000 shares issuable upon the exercise of options presently exercisable.

(9) The named person is a director.

(10) The named person is a named executive officer.

(11) The named person is a Class II director nominee.

PROPOSAL 1: ELECTION OF CLASS II DIRECTORS

General

We have a staggered board of directors currently fixed at six members. Our board is divided into three classes, each class consisting of one-third of the total number of directors constituting the entire board of directors. One class of each director is elected each year at our annual meeting of stockholders for a three-year term. The Class II directors' terms expire at the 2006 annual meeting.

The nominating committee of the board has recommended, and the board has nominated, each of Stephen J. Warner and Harry Z. Rosengart to stand for re-election as a Class II director, each for a three-year term expiring in 2009.

We expect each nominee for election as a Class II director to be able to serve if elected. If any nominee is not able to serve, proxies will be voted in favor of the other nominee and may be voted for substitute nominees, unless the board chooses to reduce the number of Class II directors serving on the board.

Vote Required

The affirmative vote of a plurality of the votes cast, either in person or by proxy, at the annual meeting by the holders of shares of our common stock entitled to vote at the annual meeting is required for the election of these nominees as Class II directors.

Recommendation of the Board

Dyadic's board of directors recommends stockholders vote "**FOR**" the election of the two nominees as Class II directors.

Nominees for Election as Directors

The following information is given with respect to the nominees for election as Class II directors at the annual meeting, as of April 26, 2006.

Stephen J. Warner, 66, has been on our board of directors since October 2004, and a director of Dyadic International (USA), Inc., our wholly-owned subsidiary ("Dyadic-Florida"), since August 15, 2004. Mr. Warner currently is the managing member of Bioform LLC, which beneficially owns 274,800 shares of our common stock. Mr. Warner also serves as chairman of Maxim TEP, Inc. a private energy company based in Houston, Texas, and Search Energy Solutions, Inc., a private company offering energy savings services for large air conditioning systems based in Palm Beach Gardens, Florida. He also serves as a director of UCT Coatings Inc., a private, metal finishing technology company in Stuart, Florida, and AOI Medical, Inc., a private medical device company in Orlando, Florida. Mr. Warner has over 25 years of venture capital experience. In 1981, Mr. Warner founded Merrill Lynch Venture Capital Inc., a wholly-owned subsidiary of Merrill Lynch & Co. Inc. in New York and served as its President and Chief Executive Officer from 1981 to 1990. Under his leadership, Merrill Lynch Venture Capital managed over $250 million and made over 50 venture capital investments. In 1999, Mr. Warner co-founded, and became Chairman and CEO, of Crossbow Ventures Inc., a private equity fund that invests in early and expansion stage technology companies primarily located in Florida and the Southeast, with over 20 venture capital investments in Florida. Mr. Warner earned a B.S. degree from the Massachusetts Institute of Technology and an MBA from the Wharton School of Business, University of Pennsylvania.

Harry Z. Rosengart, age 56, has been on our board of directors since April 2005. During the past five years, Mr. Rosengart has served (and currently serves) as the President and Chief Executive Officer of HK & Associates, an investment and consulting firm which provides advice to small and medium-sized life sciences companies. Mr. Rosengart is a founder of several privately held companies, including: LigoChem, Inc., a DNA\RNA and macromolecule bioseparations company founded in 1995, of which he is a former President and Chief Executive Officer and a current member of its board of directors; SunPharm Corporation, a polyamine based anti-cancer drug development-stage company founded in 1991, of which he is a former Chief Operating Officer, Chief Financial Officer and member of its board of directors; and Syncom Pharmaceuticals, Inc, a contract sales force organization founded in 1991, of which he has had a variety of interim positions and served on its board of directors. Between 1981 and 1990, Mr. Rosengart spent almost 10 years as a banker and investment banker with the Chase Manhattan Bank, NA focused on the pharmaceutical and chemical industries. Prior to joining Chase Manhattan Bank, Mr. Rosengart spent over 10 years with several pharmaceutical and multinational chemical companies in various managerial positions. Mr. Rosengart holds a B.S. in Chemical Engineering and an MBA from Rutgers University.

Directors Continuing in Office

The following information is provided with respect to the directors who are not nominees for election as directors at the annual meeting, as of April 26, 2006.

Name	Age	Class	Term Expiring
Richard J. Berman	63	I	2008
Robert B. Shapiro	67	I	2008
Mark A. Emalfarb	51	III	2007
Glenn E. Nedwin, Ph.D.	50	III	2007

Richard J. Berman has been on our board of directors since January 2005, and acts as our so-called "Lead Director." In that capacity, he is responsible for meeting regularly with our chairman of the board and chief executive officer to review monthly financials, agenda and minutes of committee meetings and pertinent Board issues, presiding, if requested by the board, as chairman of any of the committees of the board and presiding at any meetings of the independent and non-employee directors. In the last five years, Mr. Berman has served as a professional director and/or officer of about a dozen public and private companies. He is currently Chief Executive Officer of Nexmed, Inc., a small public biotech company; Chairman of National Investment Managers, a public company in pension administration and investment management; and Chairman of Candidate Resources, a private company delivering HR services over the web. The eight other public companies that Mr. Berman is a director of are International Microcomputer Software, Inc., Internet Commerce Corporation, MediaBay, Inc., NexMed, Inc., GVI Security Solutions Inc., National Investment Managers, Nayna Networks, Inc. and Advaxis, Inc. From 1998 - 2000, he was employed by Internet Commerce Corporation as Chairman and Chief Executive Officer. Previously, Mr. Berman worked at Goldman Sachs; was Senior Vice President of Bankers Trust Company, where he started the M&A and Leveraged Buyout Departments; created the largest battery company in the world by merging Prestolite, General Battery and Exide to form Exide (NYSE); helped create what is now Soho (NYC) by developing five buildings; and advised on over $4 billion of M&A transactions. He is a past Director of the Stern School of Business of NYU where he obtained his B.S. and M.B.A. He also has US and foreign law degrees from Boston College and The Hague Academy of International Law, respectively.

Robert B. Shapiro has been on our board of directors since March 2005. During the past five years Mr. Shapiro has served as a member of the Board of Directors of the New York Stock Exchange (on which he still serves), Citigroup, Inc. and Rockwell International, as Chairman of Pharmacia Corporation's Board of Directors and, prior to its merger with Phamacia & Upjohn, as Chairman and Chief Executive Officer of Monsanto Company (1995 through 2001). Prior to becoming the Chairman and Chief Executive Officer of Monsanto, Mr. Shapiro served in various executive capacities with Monsanto from 1985, and with G.D. Searle & Company, a diversified electronics company, first as its general counsel (1972 through 1982), and then as President of its newly formed NutraSweet Group (1982 to 1985). Mr. Shapiro is a 1959 graduate of Harvard College and a 1962 graduate of Columbia University School of Law.

Mark A. Emalfarb has been on our board of directors and our Chairman, President and Chief Executive Officer since October 2004 and has been the President, Chief Executive Officer and Chairman of the Board of Directors of our wholly-owned subsidiary Dyadic International (USA), Inc., a Florida corporation ("Dyadic-Florida"), since its inception. Since founding Dyadic-Florida in 1979, Mr. Emalfarb has successfully led and managed the evolution of Dyadic-Florida—from its origins as a pioneer and leader in providing ingredients used in stone-washing of blue jeans—to the discovery, development, manufacturing and commercialization of specialty enzymes used in various industrial applications and the development of the C1 Expression System. Mr. Emalfarb is an inventor of over 25 U.S. and foreign biotechnology patents and patent applications resulting from discoveries related to Dyadic-Florida's proprietary C1 microorganism, and has been the architect behind its formation of several strategic research and development, manufacturing and marketing relationships with U.S. and international partners. Mr. Emalfarb earned a B.A. degree from the University of Iowa.

Glenn E. Nedwin, Ph.D. has been on our board of directors and our Chief Scientific Officer and Executive Vice President and President of our Biosciences Business since March 2006. Before joining us, Dr. Nedwin co-founded and served as President of Novozymes, Inc. since 1991. At Novozymes, Inc., a Davis, California-based research & development subsidiary of Novozymes A/S (CSE:NZYMb.CO), Denmark, a global leader in enzymes and microorganisms with over $1 billion in worldwide revenues, Dr. Nedwin was responsible for all scientific, financial and administrative activities, and was a member of Novozymes A/S global R&D management team and its biosolutions strategy group, and was involved in technology/product licensing. From 1989 to 1991, Dr. Nedwin served as Vice President of Corporate Development, Xoma Corporation (NASDAQ:XOMA), a biotechnology company based in Berkeley, California. Earlier, he was Vice President, Business Development and co-founder of Ideon Corporation, Redwood City, California, and Senior Research Scientist and co-founder of Molecular Therapeutic, Inc. (now Bayer Pharmaceuticals Corporation), West Haven, Connecticut. Dr. Nedwin received his Bachelor of Science degree in Biochemistry from the State University of New York at Buffalo and his Ph.D. in Biochemistry from the University of California, Riverside. Dr. Nedwin did his postdoctoral fellowship in molecular biology at Genentech, Inc. Dr. Nedwin also holds an M.S. in the Management of Technology from the Massachusetts Institute of Technology and is currently a Co-Editor of the Industrial Biotechnology Journal.

CORPORATE GOVERNANCE

The board of directors is committed to good business practices, transparency in financial reporting and the highest level of corporate governance. The board of directors, which is elected by the stockholders, is our ultimate decision-making body except with respect to those matters reserved to our stockholders. It selects the senior management team, which is charged with the conduct of our business. Having selected the senior management team, the board of directors acts as an advisor and counselor to senior management and ultimately monitors its performance.

Board of Directors Independence

In accordance with the American Stock Exchange corporate governance listing standards, it is our policy that the board of directors consists of a majority of independent directors. Our board of directors reviews the relationships that each director has with us and other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the independence requirements of the American Stock Exchange corporate governance listing standards and who the board of directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, are considered to be independent directors. The board of directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' current and historic relationships with us and our subsidiaries; their relationships with management and other directors; the relationships their current and former employers have with us and our subsidiaries; and the relationships between us and other companies of which our board members are directors or executive officers. After evaluating these factors, the board of directors has determined that four of its six members are "independent" within the independence requirements of the American Stock Exchange corporate governance listing standards, all applicable rules and regulations of the SEC, and for purposes of Rule 162(m) of the Internal Revenue Code of 1986, as amended. These four directors are: Richard J. Berman, Robert B. Shapiro, Stephen J. Warner and Harry Z. Rosengart.

Independent members of our board of directors meet in executive session without management present, and are scheduled to do so at least two times per year. The board of directors has designated Mr. Berman as the presiding director for these meetings.

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Stockholder Communications

Our board of directors believes that it is important for our stockholders to have a process to send communications to the board. Accordingly, stockholders desiring to send a communication to the board of directors, or to a specific director, may do so by delivering a letter to the Secretary of Dyadic at 140 Intracoastal Pointe Drive, Suite 404, Jupiter, Florida 33477. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "stockholder-board communication" or "stockholder-director communication." All such letters must identify the author as the stockholder and clearly state whether the intended recipients of the letter are all members of our board of directors or certain specified individual directors. The Secretary will open such communications and make copies, and then circulate them to the appropriate director or directors.

Policy Concerning Director Attendance at Annual Stockholders' Meetings

While we encourage all members of our board of directors to attend our annual stockholders' meetings, there is no formal policy as to their attendance at annual stockholders' meetings. All of the then members of our board of directors attended the 2005 annual stockholders' meeting.

Codes of Ethics

The board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. The Code of Business Conduct and Ethics is available at our website at www.dyadic-group.com.

We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions by posting such information on our website at www.dyadic-group.com.

Meetings and Committees of the Board

The board of directors held eleven (11) meetings during 2005, and each of the directors attended at least seventy-five percent (75%) of the total number of meetings of the board of directors and committee (if any) on which he served. The board of directors has a standing audit committee, compensation committee and nominating committee. Each of the committees has a written charter which can be found on our website at www.dyadic-group.com. Currently, Messrs. Warner, Berman and Rosengart are the members of each of the audit committee and compensation committee and Messrs. Warner, Berman and Shapiro are the members of the nominating committee. Mr. Berman, as Lead Director, serves as the chairman of each committee.

Audit Committee. The board of directors has determined that each of the members of the audit committee is independent, as defined by Rule 10A-3 of the Exchange Act of 1934, as amended (the "Exchange Act") and the corporate governance listing standards of the American Stock Exchange. The board of directors also has determined that Mr. Berman is an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B of the Securities Act of 1933, as amended.

The audit committee has oversight responsibility for quality and integrity of our consolidated financial statements. The committee meets privately with members of our independent registered public accounting firm, has the sole authority to retain and dismiss the independent registered public accounting firm and reviews their performance and independence from management. The independent registered public accounting firm has unrestricted access and reports directly to the committee. The audit committee met five (5) times during 2005. The primary functions of the audit committee are to oversee: (i) the audit of our consolidated financial statements provided to the SEC and our security holders and (ii) our internal financial and accounting processes. Additionally, the audit committee has responsibilities and authority necessary to comply with Rule 10A-3(b) (2), (3), (4), and (5) of the Exchange Act, concerning the responsibilities relating to: (a) registered public accounting, (b) complaints relating to accounting, internal accounting controls or auditing matters, (c) authority to engage advisors and (d) funding. These and other aspects of the audit committee's authority are more particularly described in the audit committee charter.

Compensation Committee. All members of the compensation committee are independent within the corporate governance listing standards of the American Stock Exchange. The compensation committee is responsible for reviewing and approving all compensation arrangements for our executive officers, and is also responsible for administering our equity compensation plans. During 2005, the compensation committee met one (1) time and otherwise acted by unanimous written consent.

Nominating Committee. All members of the nominating committee are independent within the corporate governance listing standards of the American Stock Exchange. The nominating committee's functions include: establishing criteria for the selection of new directors to serve on the board of directors; identifying individuals believed to be qualified as candidates to serve on the board of directors; recommending for selection by the board of directors the candidates for all directorships to be filled by the board of directors or by the stockholders at an annual or special meeting; reviewing the board of director's committee structure and recommending to the board of directors the directors to serve on the committees of the board; recommending members of the board of directors to serve as the respective chairs of the committees of the board of directors; developing and recommending to the board of directors, for its approval, an annual self-evaluation process of the board of directors and its committees and, based on those results, making recommendations to the board of directors regarding those board processes; and performing any other activities consistent with the committee's charter, our bylaws and applicable law as the committee or the board of directors deems appropriate. During 2005, the nominating committee acted solely by unanimous written consent.

The nominating committee does not currently have any formal minimum qualification requirements that must be met by a nominee to serve as a member of the board of directors. The nominating committee will take into account all factors they consider appropriate, which may include experience, accomplishments, education, understanding of the business and the industries in which we operate, specific skills, general business acumen and the highest personal and professional integrity.

The nominating committee currently has no fixed process for identifying new nominees for election as a director, thereby retaining the flexibility to adapt its process to the circumstances. The nominating committee has the ability, if it deems it necessary or appropriate, to retain the services of an independent search firm to identify new director candidates. The nominating committee has determined that it will give consideration to any potential candidate proposed by a member of our board or senior management. Any director candidate so proposed will be personally interviewed by at least one member of the nominating committee and our chief executive officer and their assessment of his or her qualifications will be provided to the full nominating committee. For this annual stockholders' meeting, the nominating committee received no proposals for new director candidates, and considered only and nominated the incumbent Class II directors to serve as nominees for re-election.

Our policy and procedures regarding director candidates recommended by stockholder are contained in the nominating committee's charter. The nominating committee may consider for inclusion in its nominations for new directors any candidates recommended by stockholders, but must consider any candidate for director recommended by (i) any stockholder beneficially owning more than 5% of our outstanding common stock for at least one year as of the date the recommendation was made or (ii) a group of stockholders that beneficially owned, in the aggregate, more than 5% of our outstanding common stock, with each of the shares used to calculate that ownership held for at least one year as of the date the recommendation was made. The nominating committee will consider the candidate based on the same criteria established for selection of director nominees generally. The nominating committee reserves the right to reject any candidate in its discretion, including, without limitation, rejection of a candidate who has a special interest agenda other than the best interests of us and our stockholders, generally. Any stockholder who wishes to recommend for the nominating committee's consideration a director candidate should follow the following procedures:

- Submit the following written information about the candidate by mail to the nominating committee, c/o Dyadic International, Inc., 140 Intracoastal Pointe Drive, Suite 404, Jupiter, Florida 33477, Attention: chairperson of nominating committee, the name, mailing address, telephone number, e-mail address, resume, business history, listing of other past and present directorships and director committees, any biotech industry experience and other relevant information;

- Explain in the submission why the stockholder believes the candidate would be an appropriate member of our board of directors and the benefits and attributes that the candidate will provide to us in serving as a director;

- Provide evidence of the requisite ownership of our common stock along with the recommendation; and

- Indicate whether we may identify the stockholder in any public disclosures that we make regarding the consideration of the director candidate.

For a director candidate to be considered by the nominating committee for nomination at the 2007 annual meeting of stockholders, the submission must be received by us no later than December 28, 2006.

Compensation of Directors

In January 2005, our board of directors adopted a director compensation policy. Directors who are also employees or officers of us or any of our subsidiaries do not receive any separate compensation as a director. Non-employee directors receive $2,000 per month cash retainer, and options to purchase shares of our common stock under the Dyadic International, Inc. 2001 Equity Compensation Plan. The chairman of the audit committee receives an additional $800 per month cash retainer. All non-employee directors also are reimbursed for their reasonable travel costs related to attendance at board and/or committee meetings. Upon joining our board, a non-employee director receives options to purchase 30,000 shares of our common stock at an exercise price equal to the fair market value of the stock on the date of grant. Upon joining our board, the lead director receives options to purchase 50,000 shares our common stock at an exercise price equal to the fair market value of the stock on the date of grant. In all cases, 25% of these options vest upon grant, while the remaining portion vest in equal installments over a four-year period subject to the director's continued service. The options generally expire five years from the date of grant or earlier in the event service as a director ceases. At the beginning of each year, non-employee directors will receive additional options to purchase 25,000 shares of our common stock, or a pro rata portion based on the number of months that the director served on the board during the preceding year, subject to the same vesting provisions and other conditions as described above. On February 10, 2006, non-employee directors Messrs. Berman, Rosengart, Shapiro and Warner received option grants of 25,000, 16,667, 18,750 and 25,000, respectively, at an exercise price of $2.36 per share.

Report of the Audit Committee

The following report of the audit committee does not constitute soliciting material and should not be deemed filed with the Securities and Exchange Commission nor shall this report be incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The audit committee oversees our financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the audit committee has reviewed and discussed the audited financial statements in the annual report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The audit committee also has reviewed and discussed with our independent registered public accounting firm Ernst & Young LLP, which is responsible for expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the committee by Statement of Auditing Standards 61. In addition, the audit committee has received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board No. 1 and has discussed with Ernst & Young LLP their independence from management and the Company, and has considered the compatibility of nonaudit services with Ernst & Young LLP's independence.

The audit committee discussed with Ernst & Young LLP the overall scope and plans for their audit. The audit committee met with Ernst & Young LLP, with and without management present, to discuss the results of their examination, their evaluation of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors (and the board has approved) that the audited financial statements for 2005 be included in our annual report on Form 10-KSB for the year ended December 31, 2005, as filed with the Securities and Exchange Commission.


AUDIT COMMITTEE

Richard J. Berman (chairman)
Stephen J. Warner
Harry Z. Rosengart


Executive Officers

The following table presents information with respect to our executive officers and key employees, as of April 26, 2006.

Name	Age	Position
Executive Officers:		
Mark A. Emalfarb	51	Chairman of the Board, President and Chief Executive Officer
Glenn E. Nedwin, Ph.D	50	Chief Scientific Officer and Executive Vice President, President, Biosciences Business and a Director
Wayne Moor	54	Chief Financial Officer and Vice President
Kent M. Sproat	59	Executive Vice President, Enzyme Business
Ratnesh (Ray) Chandra	58	Senior Vice President, Marketing-Biotechnology Systems
Alexander (Sasha) Bondar	34	Vice President, Strategy & Corporate Development
Key Employees:		
Richard Burlingame, Ph.D.	53	Executive Director, Research & Development
Daniel Michalopoulos, Ph.D.	53	Vice President, Pulp & Paper
Charles W. Kling IV	49	Vice President of Sales and Marketing-Enzymes

See "Proposal 1: Election of Directors—"Directors Continuing in Office" for information concerning Mr. Emalfarb and Dr. Nedwin.

Wayne Moor has been our Chief Financial Officer and Vice President since January 2005. During the past five years Mr. Moor has served as a Chief Financial Officer of several public companies, and has over 25 years experience in real estate and hotel operations, asset management, debt restructurings, recapitalizations and developing strategic turnaround plans. From October 2002 through December 2004, Mr. Moor served as the Senior Vice President, Treasurer and Chief Financial Officer of Boca Resorts, Inc, a hospitality company. From October 2001 to October 2002, Mr. Moor was Senior Vice President and Chief Financial Officer for ANC, the parent company of Alamo and National rental car companies. In November 2001, following the terrorist attacks of September 11, 2001, ANC and its U.S. operating subsidiaries voluntarily filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, Delaware. From September 2000 to October 2001, Mr. Moor was Senior Vice President and Chief Financial Officer for Gerald Stevens, Inc., a floral products marketer and retailer. In April 2001, Gerald Stevens, Inc. and certain operating subsidiaries voluntarily filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in Miami, Florida. From June 1997 to January 2000, Mr. Moor was Executive Vice President and Chief Financial Officer for US Diagnostic, Inc., an operator of outpatient medical diagnostic imaging and related facilities. Prior to that, Mr. Moor held the position of Chief Financial Officer or Executive Vice President for a number of privately and publicly held financial institutions and real estate operating companies. He began his career in public accounting.

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Kent M. Sproat has been our Executive Vice President, Enzyme Business, responsible for all manufacturing, applications, sales, and marketing functions of our enzymes business activities, since April 2005. Mr. Sproat served as our Vice President, Manufacturing from 1997 through March 2005. Mr. Sproat joined Dyadic-Florida in 1997 from Genencor International, where since 1996 he served as its Elkhart Site Manager. From 1990 to 1996, Mr. Sproat was Vice President, Manufacturing, of Solvay Enzymes, Inc. From 1989 to 1990, he was Director of International Manufacturing of the Enzyme Division of Miles, Inc. Between 1981 and 1990, he served as Plant Manager of Miles' Elkhart, Indiana and Clifton, New Jersey-based enzyme plants. Between 1973 and 1981, Mr. Sproat was a Production Superintendent at Miles' Citric Acid Division; Start Up Manager of Miles' citric acid facility in Brazil; and Production Supervisor and Project Engineer. Mr. Sproat is the recipient of a patent for his design in the purification process of amylases. Mr. Sproat is a chemical engineer with a B.S. degree from Purdue University.

Ratnesh (Ray) Chandra has been our Senior Vice President, Marketing-Biotechnology Systems, responsible for business development for the Company's biosciences business activities, since April 2005. Mr. Chandra served as our Vice President, Marketing - BioSciences from 2000 through March 2005. Mr. Chandra joined Dyadic-Florida from Genencor International in 2000. He had served at Genencor as the Director, New Business Development since 1993. From 1987 to 1993, he was with Merck & Co. holding the positions of Director, Business/Market Intelligence and Director, Business Systems in their Human Health Marketing Division. From 1976 to 1987, he was with Schering-Plough Corp. in the positions of Director Economic Analysis, Manager Capital Planning and Senior Operations Analyst. Mr. Chandra has an M.B.A. from New York University and an M.S. in engineering from Columbia University.

Alexander (Sasha) Bondar has been our Vice President, Strategy & Corporate Development, with primary responsibility for corporate development, organization planning, merger & acquisition opportunities, fund-raising activities and investor and public relations, and secondarily, when requested, for assisting in business development for the Company's biosciences and enzyme businesses, since April 2005. Mr. Bondar served as our Executive Director, Business Development from May 2003 through March 2005. Mr. Bondar joined Dyadic-Florida in May 2003 from The Aurora Funds, a venture capital firm based in Research Triangle Park, North Carolina, where he was focused on investing in early stage life sciences companies. Prior to that, from 1996 to 2001, Mr. Bondar served in a variety of management roles at Incyte Genomics, now Incyte Corporation, in Palo Alto, California, and from 1999 to 2001 as Associate Director, Corporate Business Development. From 1997 to 1999, he served as Manager, Pharmacogenomics Business Development, and was a major contributor to the successful launch of Incyte's pharmacogenomics program. From 1996 to 1997, he served as Technical Advisor to the intellectual property group at Incyte, contributing to the creation of the largest portfolio of gene patents in the world. Mr. Bondar holds a B.S. degree in Biotechnology Management from Menlo College and an M.B.A. in Corporate Finance and Health Sector Management from Duke University's Fuqua School of Business.

Richard P. Burlingame, PhD. has been our Executive Director, Research & Development, responsible for management of the day-to-day research and development activities engaged in by us worldwide, since joining us in October 2001. Dr. Burlingame is focused on leading the Dyadic R&D team in its development of the C1 Expression System and C1 Host Technology. Prior to joining us, Dr. Burlingame was a research manager at BioTechnical Resources, Inc., or BTR, from 1989 to 2001, leading a number of programs in the areas of metabolic engineering, biocatalysis, gene expression, and strain and process development for the production of fungal enzymes. He was the primary liaison and chief scientific officer for BTR's collaborations with Dyadic. Between 1986 and 1989, Dr. Burlingame was a researcher at Bio-Technical International, Inc. where he was primarily involved with generating recombinant strains for the production of amino acids and development of genetic engineering tools. His postdoctoral work was at the University of Wisconsin-Madison in the area of bacteriophage genetics and molecular biology. Dr. Burlingame received his Ph.D. degree in biochemistry from the University of Minnesota, where he studied microbial biochemistry, physiology, and genetics and his B.S. degree, also in biochemistry, from the University of Illinois.

Daniel Michalopoulos, Ph.D. has been our Vice President, Pulp & Paper since joining us in February 2005 and is focused on growing our pulp and paper effort. Prior to joining us, he served as Senior Program Manager for Hercules' Pulp and Paper Division from 1998 to 2005 where he managed a staff of 40 people with an annual budget of $8 million. Prior to that, he served as Research Director at BetzDearborn Pulp and Paper Division and held other research and management positions at Betz PaperChem. Dr. Michalopoulos conducted his post-doctoral work at Rice University, received his Ph.D. in Chemistry from Colorado State University and his B.S. in Chemistry from Lowell Technological Institute.

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 Charles W. Kling IV has been our Vice President of Sales and Marketing-Enzymes since joining us in July 2005. Prior to joining us, Mr. Kling served as Group Manager of Hercules, Inc.'s Pulp & Paper division, with full P&L responsibility and management of staff of over 60 people, from 1998 to 2005. Prior to Hercules, from 1990 to 1998, Mr. Kling served as Global Director, Technical Marketing for BetzDearborn Inc.'s Pulp & Paper division. From 1986 to 1990, he was Division Manager, S.D. Warren division of Scott Paper. Prior to that, he served as Production Manager for Buckeye Cellulose, a division of Proctor and Gamble, Inc. Mr. Kling received his B.S. degree in Civil Engineering from University of Alabama.

 Our officers are elected annually by our board of directors at a meeting held following each annual meeting of stockholders, or as necessary and convenient in order to fill vacancies or newly created offices. Each officer serves at the discretion of our board of directors, subject to the contractual rights, if any, of such officer. See "—Employment Agreements."

 We are not aware of any family relationship among any of our directors or officers.


EXECUTIVE COMPENSATION


 The following table sets forth the total compensation earned, accrued or paid to our Chief Executive Officer and each of our four most highly compensated executive officers who served in such capacities as of December 31, 2005, collectively referred to below and throughout this proxy statement as the "named executive officers," for the years ended December 31, 2005, 2004 and 2003.


Summary Compensation Table


| Name and Principal Position | Year | Annual Compensation [1] | | Long-Term Compensation Awards | |
		Salary ($)	Bonus ($)	Restricted Stock Awards	Securities Underlying Option Awards
Mark A. Emalfarb[2]	2005	300,000	-	-	-
Chairman, President and	2004	300,000	75,000	-	-
Chief Executive Officer	2003	300,000	35,970	-	-
Wayne Moor[3]					
Chief Financial Officer and Vice President	2005	207,120	-	-	307,889
Ratnesh (Ray) Chandra [4]	2005	165,517	-	-	30,000
Senior Vice President,	2004	149,856	30,000	-	60,000
Marketing -	2003	144,004	23,250	-	15,000
Biotechnology Systems					
Kent M. Sproat [5]	2005	179,154	-	-	30,000
Executive Vice President,	2004	145,206	30,000	-	80,000
Enzyme Business	2003	139,505	23,250	-	10,000
Alexander (Sasha) Bondar [6]	2005	139,755	-	-	20,000
Vice President, Strategy & Corporate	2004	138,105	25,000	-	45,000
Development	2003	74,157	23,250	-	25,000


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_____

(1)   Annual compensation does not include the cost to us of benefits certain executive officers receive in addition to salary and cash bonuses. The aggregate amounts of such personal benefits, however, did not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus reported for such named executive officer. Any bonus amount reported for each of the named executive officers, other than Mr. Emalfarb, was actually paid in the succeeding fiscal year.

(2)   Mr. Emalfarb's bonus for 2004 has been accrued, and will be paid upon the first to occur of (i) the closing of either (x) our next significant financing transaction or (y) a transaction in which we receive a significant influx of cash, as determined by the compensation committee in its reasonable discretion, or (ii) the date on which the percentage of our outstanding shares held by Mr. Emalfarb falls below 50% of what that percentage is on the date hereof. Mr. Emalfarb's bonus for 2003 was accrued in such year, but was not paid until January 2005.

(3)   Mr. Moor received the following awards under the Dyadic International, Inc. 2001 Equity Compensation Plan (the "2001 Equity Compensation Plan"): (a) in April 2006, options to purchase 30,000 shares of common stock at an exercise price of $4.60 per share for services rendered in 2005, which vest at the rate of 25% per year on the day preceding each anniversary of the date of grant subject to his continued employment with us; and (b) in May 2005, options to purchase 277,889 shares at an exercise price of $3.68 per share, which are fully vested. Mr. Moor's employment with us commenced in January 2005.

(4)   Mr. Chandra has received the following awards under the 2001 Equity Compensation Plan: (a) in April 2006, options to purchase 30,000 shares of common stock at an exercise price of $4.60 per share for services rendered in 2005, which vest at the rate of 25% per year on the day preceding each anniversary of the date of grant subject to his continued employment with us; (b) in March 2005, options to purchase 50,000 shares of common stock at an exercise price of $3.025 per share for services rendered in 2004, which are fully vested; (c) in July 2004, options to purchase 10,000 shares of common stock at an exercise price of $3.33 per share for services rendered in 2003 and 2004, which are fully vested; (d) in July 2004, 3,716 shares of common stock, valued at $3.33 per share on the date of issuance, for services rendered in 2003, which are fully vested; and (e) in July 2003, options to purchase 15,000 shares of common stock at an exercise price of $4.50 per share for services rendered in 2003 and 2002, which are fully vested.

(5)   Mr. Sproat has received the following awards under the 2001 Equity Compensation Plan: (a) in April 2006, options to purchase 30,000 shares of common stock at an exercise price of $4.60 per share for services rendered in 2005, which vest at the rate of 25% per year on the day preceding each anniversary of the date of grant subject to his continued employment with us; (b) in March 2005, options to purchase 70,000 shares of common stock at an exercise price of $3.025 per share for services rendered in 2004, which are fully vested; (c) in July 2004, options to purchase 10,000 shares of common stock at an exercise price of $3.33 per share for services rendered in 2003 and 2004, which are fully vested; (d) in July 2004, 3,716 shares of common stock, valued at $3.33 per share on the date of issuance, for services rendered in 2003, which are fully vested; and (e) in July 2003, options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share for services rendered in 2003 and 2002, which are fully vested.

(6)   Mr. Bondar has received the following awards under the 2001 Equity Compensation Plan: (a) in April 2006, options to purchase 20,000 shares of common stock at an exercise price of $4.60 per share for services rendered in 2005, which vest at the rate of 25% per year on the day preceding each anniversary of the date of grant subject to his continued employment with us; (b) in March 2005, options to purchase 35,000 shares of common stock at an exercise price of $3.025 per share for services rendered in 2004, which are fully vested; (c) in July 2004, options to purchase 10,000 shares of common stock at an exercise price of $3.33 per share for services rendered in 2003 and 2004, which are fully vested; (d) in July 2004, 3,716 shares of common stock for services rendered in 2003, valued at $3.33 per share on the date of issuance, which are fully vested; and (e) in July 2003, options to purchase 25,000 shares of common stock at an exercise price of $4.50 per share for services rendered in 2003, which are fully vested.

Stock Option Grants

The following table sets forth grants of stock options to acquire shares of our common stock made during the year ended December 31, 2005 to the named executive officers. No stock appreciation rights were granted to these individuals during that year.

Individual Grants

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/SH)	Expiration Date
Mark A. Emalfarb	-	-	-	-
Wayne Moor	277,889	28%	3.68	01/31/10
Ratnesh (Ray) Chandra	50,000	5%	3.025	03/30/10
Kent M. Sproat	70,000	7%	3.025	03/30/10
Alexander (Sasha) Bondar	35,000	4%	3.025	03/30/10

Option Exercises and Holdings

The following table provides summary information regarding stock options held by the named executive officers as of December 31, 2005. No named executive officer exercised stock options during 2005.

	Number of Securities Underlying Unexercised Options at December 31, 2005 (#)		Value of Unexercised In-The-Money Options at December 31, 2005 ($) [2]	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Mark A. Emalfarb[1]	-	-	-	-
Wayne Moor	277,889	-	-	-
Ratnesh (Ray) Chandra	75,000	-	-	-
Kent M. Sproat	90,000	-	-	-
Alexander (Sasha) Bondar	70,000	-	-	-

_____

(1)   Excludes Bridge Loan Warrants held by Mr. Emalfarb. See "Certain Relationships and Related Transactions."

(2)   The values of unexercised in-the-money options are based on the product of the (a) difference between the closing sale price per share of our common stock of $2.00 as reported by the American Stock Exchange on December 30, 2005 and (b) number of shares of common stock underlying the options.

Benefit Plans

2001 Equity Compensation Plan. The Dyadic International, Inc. 2001 Equity Compensation Plan was adopted by Dyadic-Florida's board of directors and stockholders and assumed by us on October 29, 2004 upon consummation of the merger between us and Dyadic-Florida. The purpose of the 2001 Equity Compensation Plan is to retain and attract key management, employees, nonemployee directors and consultants by providing those persons with a proprietary interest in us. The compensation committee administers the Equity Compensation Plan and may grant stock options, which may be incentive stock options or nonqualified stock options that do not comply with Section 422 of the Internal Revenue Code, stock awards and performance units to eligible persons with such terms and conditions as are determined by the committee. The committee may grant one or more types of awards in any combination to an eligible person in a particular year, subject to certain limitations. The Equity Compensation Plan was recently amended and restated by our board of directors effective as of January 1, 2005 to (a) reduce the number of shares of common stock reserved for issuance under the Plan to 4,478,475 shares from 5,152,447 shares , (b) to conform certain provisions of the Plan to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and (c) increase the maximum limitation of shares that may be subject to awards granted under the Plan to any one individual for any fiscal year during the term of the Plan to 1,200,000 shares from 100,000 shares. For a description of the 2001 Equity Compensation Plan as amended and restated for which we are seeking stockholder approval at the annual meeting, see "Proposal 2: Approval of Amended and Restated 2001 Equity Compensation Plan" on page 25.

401(k) Retirement Plan. We have established a tax qualified employee savings and retirement plan, or 401(k) defined contribution plan, in which all employees are eligible to participate. Participants may elect to defer up to 80% of compensation up to a maximum amount determined annually pursuant to Internal Revenue Service regulations. Employee contributions may begin on the date of hire and are immediately vested. We have the discretion to make matching contributions to this retirement plan, but have not done so ever.

2006 Stock Option Plan. The Dyadic International, Inc. 2006 Stock Option Plan was adopted by our board of directors in April 2006 for which we are seeking stockholder approval at the annual meeting. The purpose of the Stock Option Plan is to retain and attract key management, employees, nonemployee directors and consultants by providing those persons with a proprietary interest in us. The compensation committee will administer the Stock Option Plan and may grant stock options, which may be incentive stock options or nonqualified stock options that do not comply with Section 422 of the Internal Revenue Code. The Stock Option Plan provides for 2,700,000 shares of our common stock being reserved for issuance under the plan. For a description of the Stock Option Plan, see "Proposal 3: Approval of 2006 Stock Option Plan" on page 31.

EQUITY COMPENSATION PLANS

The following table provides information as of December 31, 2005, with respect to our equity compensation plan in effect as of December 31, 2005, namely the Dyadic International, Inc. 2001 Equity Compensation Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (c)
Equity compensation plans approved by security holders (1) (3)	1,597,639	$3.62	3,536,184 [2]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,597,639	$3.62	3,536,184 [2]

_____

(1)   Consists of Dyadic International, Inc. 2001 Equity Compensation Plan, which the Company assumed in connection with the Merger consummated on October 29, 2004.

(2)   Excludes 18,624 shares that were awarded to Dyadic-Florida employees under the Dyadic International, Inc. 2001 Equity Compensation Plan in 2004.

(3)   Excludes 65,000 options to purchase common stock granted to nonemployees prior to the Equity Compensation Plan's adoption.

Employment Agreements

We have employment agreements with each of our named executive officers. In April 2001, Dyadic-Florida and Mark A. Emalfarb, our Chief Executive Officer and the founder of Dyadic-Florida, entered into an employment agreement pursuant to which he has been employed by Dyadic-Florida as its President and Chief Executive Officer which we assumed incident to the consummation of the merger with Dyadic-Florida. The initial term of Mr. Emalfarb's employment was for three years with an automatic two-year renewal unless either party furnishes the other a notice of non-renewal not less than 60 days prior to the expiration of the then term. On March 16, 2006, we and Mr. Emalfarb amended his employment agreement to extend the term of Mr. Emalfarb's employment by one year, from March 30, 2006 to March 30, 2007, and add an automatic renewal provision for succeeding one year terms unless either party gives the other a notice of non-renewal not less than 90 days prior to the expiration of the then term. The terms and conditions of Mr. Emalfarb's employment agreement are otherwise the same as were in effect prior to being amended.

Mr. Emalfarb's base annual compensation was initially fixed at $300,000. He is eligible to earn a bonus annually based upon goals and objectives mutually agreed upon by him and our board of directors. Mr. Emalfarb has received no salary increases since the employment agreement was executed. The employment agreement is terminable only on account of Mr. Emalfarb's death or disability, by us only "for Cause," and by Mr. Emalfarb only "for Good Reason." The phrase "for Cause" is defined to include failure to substantially perform assigned duties for a period of 20 days following a written demand for his substantial performance that identifies the manner in which he has failed to substantially perform, a material breach of the employment agreement, a material breach of his proprietary rights agreement with us, his illegal or gross misconduct which is willful and causes damages to us, the conviction of a felony or plea of no contest, substance abuse or violation of our policies against racial or sexual discrimination. The phrase "for Good Reason" is defined to mean the assignment of duties to Mr. Emalfarb inconsistent with his position, our failure to honor our compensation commitments to Mr. Emalfarb fixed by his employment agreement, our failure to cause Mr. Emalfarb to be elected to our board of directors and our demotion of Mr. Emalfarb. If Mr.

Emalfarb's employment is terminated by us other than "for Cause" or by Mr. Emalfarb "for Good Reason," he is entitled to receive a one year severance benefit plus an amount equal to a portion of his annual bonus for the preceding year, prorated for the portion of the current year worked. For its benefit, Dyadic-Florida also maintains a term life insurance policy insuring Mr. Emalfarb's life in the face amount of $5,000,000.

On January 31, 2005, we hired Mr. Wayne Moor to become our Chief Financial Officer and a Vice President pursuant to the terms of an employment agreement of that date. The initial term of Mr. Moor's employment expires December 31, 2007, with automatic one-year renewals unless either party furnishes the other a notice of non-renewal not less than 90 days prior to the expiration of the then term. Mr. Moor's annual base compensation is $225,000, and he is eligible to earn a bonus each year of up to 40% of his annual base compensation based upon a bonus plan to be adopted and maintained by the compensation committee for such year.

On March 30, 2005, we entered into employment agreements with three of our named executive officers, Kent M. Sproat, Ratnesh (Ray) Chandra and Alexander (Sasha) Bondar. In the case of Mr. Chandra, his employment agreement replaced a previously existing employment agreement dated May 1, 2000. The initial term of employment under all three employment agreements expires December 31, 2007, with automatic one-year renewals unless either party furnishes the other a notice of non-renewal not less than 90 days prior to the expiration of the then term. The annual base compensation of Messrs. Sproat, Chandra and Bondar is $190,000, $172,250 and $143,000, respectively, and each of them is eligible to earn a bonus each year of up to 40% of his annual base compensation based upon a bonus plan to be adopted and maintained by the compensation committee for such year.

Each of the employment agreements for the executives, other than Mr. Emalfarb, is terminable on account of the executive's death or disability, or by the Company without cause or "for Cause." The phrase "for Cause" is defined to include a material breach of the employment agreement, acts of disloyalty to the Company (including but not limited to acts of dishonesty or diversion of corporate opportunities), the unauthorized disclosure of the Company's confidential information, or acts determined in good faith by the Compensation Committee to be detrimental to the Company's interests, provided that the executive must be afforded an opportunity to have a face-to-face meeting with the Compensation Committee before any determination is made by it that he was guilty of "for Cause" conduct. If the executive's employment is terminated by the Company other than "for Cause," upon the condition that he furnish the Company with a full general release, he is entitled to receive a severance benefit of his then monthly base compensation for the lesser of six months or until he has obtained other full or part-time employment as an employee or consultant. Under each employment agreement, the Company is also obligated to indemnify the subject executive to the fullest extent permitted by applicable law. Further, the Company agrees to advance expenses he may spend as a result of any proceeding against him as to which he could be indemnified.

Mr. Sproat's and Mr. Chandra's employment agreements also include provisions that might entitle them to extended severance benefits following the occurrence of a "Change of Control" of the Company, in the case of Mr. Chandra, and following the occurrence of a "Change of Control" of either the Company or Dyadic-Florida, in the case of Mr. Sproat, as those terms are defined in their respective agreements. Under both agreements, upon a termination of the executive's employment by the Company or its successor-in-interest other than "for Cause," or a termination of his employment by the executive which is a "Constructive Termination of Employment Without Cause" within 12 months following the occurrence of a Change of Control, he will become entitled to a severance benefit of his then monthly base compensation for the lesser of 18 months, or until he has obtained other full or part-time employment as an employee or consultant. The phrase "Change of Control" means: (i) a sale, lease, exchange or other transfer of all or substantially all of the assets of the Company; (ii) a merger or consolidation of the Company in which less than a majority of the outstanding voting securities of the surviving corporation are not owned by stockholders of the Company immediately prior to such merger or consolidation; (iii) a "person" or "group" (as those terms are defined in Section 13(d) and 14(d) of the Exchange Act of 1934, as amended) not beneficial owners of voting securities of the Company on March 30, 2005 become the beneficial owners, directly or indirectly, of more than 50% of the outstanding voting securities of the Company other than as a result of the purchase of such voting securities from the Company in a transaction or series of transactions approved by the affirmative vote of a majority of the directors who were members of the Board one month prior to the date of such transaction; (iv) a sale, lease, exchange or other transfer of all or substantially all of the assets of the Company's Enzyme Business (in the case of Mr. Sproat) or the BioSciences Business (in the case of Mr. Chandra) in a transaction in which, following such transaction, the transferee is not an affiliate of the Company; or (v) a consolidation or merger of any subsidiary or affiliate of

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the Company that owns substantially all of the assets used in the conduct of the Company's Enzyme Business (in the case of Mr. Sproat) or the BioSciences Business (in the case of Mr. Chandra) with another party, the survivor of which is not an affiliate of the Company. The phrase "Constructive Termination of Employment Without Cause" in both agreements is defined to mean a termination of employment at the election of the executive made within 12 months following a Change of Control and within 60 days following the occurrence of any of the following events: (i) a material demotion in his office, duties or responsibilities; (ii) a reduction in his annual base compensation or potential annual bonus; (iii) the imposition of a requirement that he relocate his principal residence outside a 50 mile radius of the Company's current principal place of business; or (iv) the failure of the Company or its successor-in-interest to comply with the terms of his employment agreement.

Incident to the consummation of the merger with Dyadic-Florida in October 2004, we assumed the rights and obligations of Dyadic-Florida under confidential information, inventions assignment and non-compete agreements between Dyadic-Florida and each of Messrs. Emalfarb, Chandra, Sproat and Bondar. Under the terms of these agreements, each executive confers upon us customary proprietary rights in respect of our confidential information and intellectual work product contributed to by them, as well as his covenant not to compete with our business while employed by us and for three years after the termination of his employment. These agreements with Messrs. Chandra, Sproat and Bondar were superceded by their new employment agreements, except to the extent therein expressly provided.

On March 16, 2006, we entered into an employment agreement with Glenn E. Nedwin, Ph.D., pursuant to which he became our Chief Scientific Officer and Executive Vice President, the President of the BioSciences business of Dyadic-Florida and a member of our board of directors effective March 22, 2006. The initial term of Dr. Nedwin's employment is approximately 2 years and 9 months (ending December 31, 2008), with automatic one-year renewals unless either party furnishes the other a notice of non-renewal not less than 120 days prior to the expiration of the then term. Dr. Nedwin's annual base salary is $300,000, and he is eligible to earn a bonus each year of up to 25% of his then annual base salary based upon a bonus plan adopted and maintained by the compensation committee for such year. Upon Dr. Nedwin signing his employment agreement, we granted to him 11,990 fully vested shares of our common stock under our 2001 Equity Compensation Plan valued at $50,000.

The employment agreement is terminable on account of Dr. Nedwin's death or disability, by Dr. Nedwin for "Good Reason" or by us without cause or "for Cause." The phrase "Good Reason" is defined to mean a termination of Dr. Nedwin's employment by him upon his delivery of a written notice to us within thirty (30) days following the occurrence of any of the following events: (i) the imposition of a requirement on Dr. Nedwin that he relocate his principal residence outside a radius that is more than 50 miles from Davis, California, unless he consents, in his discretion; (ii) our significant and material reduction to Dr. Nedwin's position, duties or responsibilities without his approval, provided that he must give us reasonable advance written notice of the basis for his belief that such a reduction has occurred and afford us an opportunity to cure same; (iii) our material reduction of Dr. Nedwin's compensation or benefits, measured against such compensation or benefits as of March 22, 2006, unless all of our executive officers suffer reasonably comparable reductions in their compensation or benefits at substantially the same time; or (iv) Dr. Nedwin is not nominated by the nominating committee to stand for re-election other than on account of his unwillingness or inability to stand for re-election. The phrase "for Cause" is defined to include a material breach of the employment agreement, acts of disloyalty to us (including but not limited to acts of dishonesty or diversion of corporate opportunities), the unauthorized disclosure of our confidential information, or acts determined in good faith by the compensation committee to be detrimental to our interests, provided that Dr. Nedwin must be afforded an opportunity to have a face-to-face meeting with the compensation committee before any determination is made by it that Dr. Nedwin was guilty of "for Cause" conduct. If Dr. Nedwin's employment is terminated by us other than "for Cause," upon the condition that he furnish us with a full general release, he is entitled to receive a severance benefit of monthly installments in the amount of 1/12th of his then annual base salary for the eighteen (18) month period following that termination (the "severance period"), provided that the amount of his severance benefits are reduced on a dollar-for-dollar basis by the amount of any remuneration he may earn during the severance period for the performance of services as an employee, or independent contractor or agent. Under the employment agreement, we are also obligated to indemnify Dr. Nedwin to the fullest extent permitted by applicable law. Further, we have agreed to advance expenses Dr. Nedwin may spend as a result of any proceeding against him as to which he could be indemnified.

On March 16, 2006, we granted Dr. Nedwin two stock options in accordance with the 2001 Equity Compensation Plan: (i) an option to purchase 445,022 shares of our common stock at an exercise price of $2.96 per share, the fair market value on our common stock on the date of grant (the "time-vested option") and (ii) an option to purchase 667,533 shares of our common stock at an exercise price of $5.92 per share, two times the fair market value of our common stock on the date of grant (the "performance-vested option"). Each option agreement is consistent with our current standard form 2001 Equity Compensation Plan employee option agreement, except as to the vesting of the performance-vested option, and each indicates therein that it is an Incentive Stock Option to the extent permitted by the terms of the 2001 Equity Compensation Plan, and a non-qualified stock option as to the balance of the shares that may be purchased thereunder. The time-vested option becomes exercisable, conditioned upon Dr. Nedwin's continued service as an employee of ours, as to 25% of the underlying shares on each of the next four anniversaries of March 16, 2006, and expires on March 16, 2011, but provides for the complete acceleration of vesting of that option upon a termination of Dr. Nedwin's employment either by the Company without Cause or by Dr. Nedwin for Good Reason. The performance-vested option becomes exercisable incrementally, conditioned upon Dr. Nedwin's continued service as an employee of ours, based upon the our achievement during the initial period of his employment of various specified performance benchmarks (e.g., the launching of new products, the enhancement of existing products, our entry into corporate and strategic alliances), and expires on March 16, 2011.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our President and Chief Executive Officer, Mark A. Emalfarb, is the trustee and beneficiary of the Mark A. Emalfarb Trust, which is our largest stockholder. The Mark A. Emalfarb Trust and our second largest stockholder, The Francisco Trust, whose sole beneficiaries are the spouse and descendants of Mr. Emalfarb, have made loans to Dyadic-Florida, which we assumed in connection with our merger with Dyadic-Florida (the "Merger"). The trustee for The Francisco Trust is not related to or affiliated with Mr. Emalfarb or the Mark A. Emalfarb Trust. The aggregate amount of our indebtedness to the Mark A. Emalfarb Trust and The Francisco Trust is approximately $4.0 million, as of December 31, 2005, which is owed to them pursuant to the terms of three separate debt instruments:

- $836,824 pursuant to a promissory note made payable to the Mark A. Emalfarb Trust dated May 30, 2001, bearing interest at the rate of 6% per annum and originally convertible into shares of Dyadic common stock, which we refer to as the Emalfarb Convertible Note;

- $741,048 pursuant to a promissory note made payable to the Francisco Trust dated May 30, 2001, bearing interest at the rate of 6% per annum and originally convertible into shares of Dyadic common stock , which we refer to as the Francisco Convertible Note; and

- $2,424,941 pursuant to a revolving note made payable to the Mark A. Emalfarb Trust dated May 29, 2003 and bearing interest at the rate of 8% per annum, secured by all of our assets, which we refer to as the Bridge Loan Note. In connection with the Bridge Loan Note, warrants, which we refer to as the Bridge Loan Warrants, were issued to purchase 1,500,000 shares of Dyadic-Florida common stock for the lesser of $4.50 or the conversion price of the Series A convertible preferred stock of Dyadic-Florida then outstanding, which we refer to as the Bridge Loan Warrants.

In August 2004, the Mark A. Emalfarb Trust and Dyadic-Florida entered into an agreement to facilitate the consummation of the merger. In accordance with this agreement, subject to consummation of the merger:

- The Mark A. Emalfarb Trust agreed to exchange indebtedness of Dyadic-Florida to the trust in the amount of $1,225,000 for 367,868 shares of our common stock and warrants to purchase 183,934 shares of our common stock;

- Each of the Emalfarb Convertible Note, the Francisco Convertible Note and the Bridge Loan Note were amended to extend their due date from January 1, 2005 to January 1, 2007 and to permit their prepayment in whole or part by Dyadic-Florida without premium or penalty;

- The conversion prices under the Emalfarb Convertible Note and Francisco Convertible Note were amended to fix the conversion price at $3.33 per share in lieu of the then current fair market value of shares of Dyadic-Florida common stock; and

- The Bridge Loan Warrants were amended to fix their exercise price at $3.33 per share.

The amendments to the convertible notes and the Bridge Loan Warrants caused us to recognize for accounting purposes additional borrowing costs of approximately $350,000, which will be amortized over the period from October 30, 2004 through January 1, 2007, and to recognize for accounting purposes a beneficial conversion feature of $554,000 which will be amortized over the same period. All accrued and unpaid interest due under the Emalfarb Convertible Note, the Francisco Convertible Note and the Bridge Loan Note on the date of the completion of the merger were added to the principal amount due under those notes. Interest under the notes accruing after October 29, 2004, is payable on a quarterly basis until the principal sum is paid in full.

Our six directors Mark A. Emalfarb, Stephen J. Warner, Richard J. Berman, Robert B. Shapiro, Harry Z. Rosengart and Glenn E. Nedwin, Ph.D. are each parties to indemnification agreements pursuant to which we agreed to indemnify them against any liability arising out of their performance of their duties to us in their capacities as directors (except that Dr. Nedwin's indemnification agreement is contained in his employment agreement). The agreements with Messrs. Emalfarb and Warner were entered into by Dyadic-Florida on August 19, 2004 and assumed by us incident to the merger. Incident to the consummation of the merger, they were amended to substitute applicable Delaware law for any references contained in those agreements to Florida law. The agreements with Mr. Berman, Mr. Shapiro and Mr. Rosengart were entered into directly with us in 2005 when they became directors. The agreement with Dr. Nedwin was entered into in March 2006 when he became a director. All of these indemnification agreements indemnify our directors in addition to the indemnification provided by our restated certificate of incorporation and amended and restated bylaws. Among other things, these agreements indemnify our directors for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of Dyadic arising out of such person's services to us or to any of our subsidiaries or any other company or enterprise to which such person provides services at our request. Further, we agree to advance expenses they spend as a result of any proceeding against them as to which they could be indemnified (subject to an undertaking that they will repay such advances if it is ultimately determined that they are not entitled to indemnification). Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors and executive officers pursuant to our amended and restated certificate of incorporation and amended and restated bylaws, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

At present, there is no pending litigation or proceeding involving any of our directors where indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

PROPOSAL 2: APPROVAL OF AMENDED AND RESTATED 2001 EQUITY COMPENSATION PLAN

At the annual meeting, stockholders will be asked to approve the Amended and Restated Dyadic International, Inc. 2001 Equity Compensation Plan effective as of January 1, 2005. Our board of directors adopted the Amended and Restated 2001 Equity Compensation Plan, subject to stockholder approval, for the following purposes:

(i) to reduce the number of shares reserved for issuance under the Plan to 4,478,475 shares from 5,152,447 shares;

(ii) to conform certain provisions of the Plan to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended; and

(iii) to increase the maximum limitation of shares that may be subject to awards granted under the Plan to any one individual for any fiscal year during the term of the Plan to 1,200,000 shares from 100,000 shares.

These purposes are discussed in greater detail below under "Purposes of Adopting the Amended and Restated 2001 Equity Compensation Plan."

As of April 26, 2006, we had outstanding options under the 2001 Equity Compensation Plan covering 3,258,361 shares of common stock and two fully vested stock awards totalling 30,614 shares, and there were 1,832,722 shares remaining available for issuance, which we are seeking to reduce to 1,158,750 shares.

The purpose of the 2001Equity Compensation Plan is to retain and attract key management, employees, nonemployee directors and consultants by providing those persons with a proprietary interest in us.

The 2001 Equity Compensation Plan is not subject to any provision of the Employee Retirement Income Security Act of 1974, as amended, and is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code").

Vote Required

The affirmative vote of the holders of a majority of all shares casting votes, either in person by proxy, at the annual meeting is required to approve the Amended and Restated 2001 Equity Compensation Plan effective as of January 1, 2005.

This approval is required (i) for purposes of compliance with certain exclusions from the limitations of Section 162(m) of the Code and (ii) by the applicable rules of the American Stock Exchange. A properly executed proxy marked "abstain" with respect to this proposal will not be voted, although it will be counted for purposes of determining whether there is a quorum. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Recommendation of the Board

Dyadic's board of directors unanimously recommends a vote "**FOR**" this proposal.

Purposes of Adopting the Amended and Restated 2001 Equity Compensation Plan

Reduction in Share Reserve

The board deems it advisable to reduce the share reserve under the Plan for two reasons. First, assuming stockholders approve the 2006 Stock Option Plan under Proposal 3 at the annual meeting, the board intends to use the 2006 Stock Option Plan as the primary (but not exclusive) vehicle to make equity-based awards. Second, the board believes there will be a sufficient number of shares beyond the reserve (as reduced) that will become available again for grant under the Plan from time to time by reason of the expiration, forfeiture, termination and cancellation of unexercised outstanding stock options, as well as the forfeiture of other types of equity awards, such as performance units and restricted stock.

Conformance to Requirements of Section 409A of the Code

The board deems it advisable to conform certain provisions of the Plan to the requirements of Section 409A of the Code to avoid certain tax penalties that could be imposed by Section 409A upon plan participants.

Section 409A of the Code (enacted in 2004) requires all amounts deferred under a nonqualified deferred compensation plan, such as the 2001 Equity Compensation Plan, to comply, in form and operation, with rules governing (i) prohibitions on acceleration of benefits, (ii) distributions and (iii) initial and subsequent elections as to the timing of the distribution of benefits. Violation of these rules will cause a participant to recognize deferred compensation on a current basis to the extent it is not subject to substantial risk of forfeiture. Additionally, if a violation of the Section 409A rules occurs, a plan participant is required to pay retroactive interest (the underpayment rate plus 1%) and a 20% penalty. Section 409A of the Code does not apply to amounts earned and vested on or before December 31, 2004. Accordingly, a participant is exempt from the rules of Section 409A of the Code with respect to any deferred compensation that (i) he had a legally binding right to on or before that date and (ii) was not subject to substantial risk of forfeiture on that date. However, because a special rule applies to certain equity-based compensation, including stock options, options that were immediately exercisable on or before December 31, 2004 are treated as earned and vested, even if they would terminate upon the participant's termination of his or her services.

In order to conform certain provisions of the 2001 Equity Compensation Plan with the requirements of Section 409A of the Code, the Amended and Restated 2001 Equity Compensation Plan incorporates certain changes to the following Sections of the Plan:

- Section 1(b) was amended to comply with the Proposed Treasury Regulations §1.409A ("Prop. Regs.") and satisfy the good faith compliance standard created by the Prop. Regs.;

- Section 5(b)(ii) was amended to make mandatory, instead of permissive, the requirement that all stock options have an exercise price of not less than the fair market value of our common stock on the date of the grant of the stock option, which is now fixed as the trading price of our shares as of the close of trading on that date;

- Section 6(e) was amended to remove a provision providing for the payment of dividends or other distributions paid on such restricted stock grants while they remain subject to forfeiture, in order to comply with the Prop. Regs. and satisfy the good faith compliance standard created by the Prop. Regs.;

- Section 7, pertaining to "Performance Units," was amended to comply with the Prop. Regs. and satisfy the good faith compliance standard created by the Prop. Regs.;

- Section 8, pertaining to "Qualified Performance Based Compensation" (another category of performance-based compensation), was amended to comply with the Prop. Regs. and satisfy the good faith compliance standard created by the Prop. Regs.;

- Section 9 contains payment deferral provisions that were conformed to the provisions of Section 409A(a)(3) of the Code;

- the definition of a "Change of Control" set forth in Section 12 has been amended both to conform to a guidance issued under IRS Notice 2005-1 and the Prop. Regs., and to delete a change of control alternative pertaining to the composition of the our board of directors rendered obsolete by our implementation of a classified board;

- Section 15 was amended to (i) require the compensation committee to act in a manner consistent with the provisions of Section 409A, and (2) provide that no compensation committee action may be taken which would cause the application of the 20% penalty or immediate tax recognition under Section 409A; and

- a new section 21(c) was added to make null and void any provision in the 2001 Equity Compensation Plan that would have the effect of causing the application of a 20% penalty or immediate tax recognition under Section 409A of the Code.

Increase in Individual Annual Limit on Shares Awards Under Section 162(m) of the Code

The board deems it advisable to increase the maximum limitation of shares that may be subject to awards granted under the Plan to any one individual for any fiscal year during the term of the Plan to 1,200,000 shares from 100,000 shares in order to avoid the $1 million compensation deductibility limitation of Section 162(m) of the Code. The board believes it is in the best interests of the Company and its stockholders that the limitations on the deductibility on compensation to named executives imposed by the provisions of Section 162(m) of the Code be avoided. Section 162(m) of the Code generally limits to $1 million the amount that may be deducted as compensation expense (including options and restricted stock awards) paid in one year to a named executive officer. However, an exception to this limitation applies if the compensation is (1) "performance-based compensation," (2) awarded pursuant to a compensation plan which has received stockholder approval and (3) the plan includes a maximum limitation of shares that may be subject to awards to any one individual for any fiscal year. Since the compensation committee has made awards to two members of senior management that exceed the 2001 Equity Compensation Plan's annual limitation of 100,000 shares, the Amended and Restated 2001 Equity Compensation Plan increases the annual limitation to 1,200,000 shares effective as of January 1, 2005, so that the awards to such members of senior management will qualify for the exemption from the application of the $1 million compensation deductibility limitation of Section 162(m) of the Code. However, the increased annual limitation will not be effective unless the Amended and Restated 2001 Equity Compensation Plan is approved by stockholders at the annual meeting.

Effectiveness of the Amended and Restated 2001 Equity Compensation Plan

The Amended and Restated 2001 Equity Compensation Plan is effective as of January 1, 2005, subject to stockholder approval.

Summary of Material Provisions of the Amended and Restated 2001 Equity Compensation Plan

The following is a summary of the material provisions of the Amended and Restated 2001 Equity Compensaion Plan. This summary is qualified in its entirety by reference to the Amended and Restated 2001 Equity Compensation Plan, the full text of which is attached as Annex A to this proxy statement. You are urged to read the full text of the Amended and Restated 2001 Equity Compensation Plan, which we refer to as the "2001 Equity Compensation Plan" in this summary.

Plan Administration. The compensation committee of our board of directors serves as the "plan administrator" of the 2001 Equity Compensation Plan. In order to adhere to the rules of the American Stock Exchange, and to assure that awards made thereunder qualify as "performance based compensation" within the meaning of Section 162(m) of the Code, not less than a majority of the members of our compensation committee are "outside directors" within the meaning of Section 162(m) of the Code and "independent directors" within the meaning of the rules of the American Stock Exchange. The compensation committee is authorized to:

- select persons eligible to receive awards;

- determine the type and number of awards to be granted and the number of shares underlying the awards;

- specify times at which such awards will be exercisable (including performance conditions that may be required to be satisfied as a condition to exercisability);

- set other terms and conditions of awards;

- prescribe forms of award agreements;

- interpret and specify rules and regulations relating to the 2001 Equity Compensation Plan; and

- make all other decisions and determinations as the compensation committee may deem necessary or advisable for the administration of the 2001 Equity Compensation Plan.

Eligibility. All of our and our subsidiaries' officers, employees, directors, and certain consultant determined by the compensation committee to be "Key Advisors" are eligible to be granted awards under the 2001 Equity Compensation Plan.

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Types of Awards. The 2001 Equity Compensation Plan provides for the award of a broad variety of share-based compensation alternatives, including: (i) options intended to qualify as incentive stock options ("ISOs") under Section 422 of the Code, to our employees, (ii) non-statutory stock options ("NSOs," and together with "ISOs," collectively, "options") to our and our subsidiaries' directors, employees and Key Advisors; (iii) shares of our common stock; (iv) performance units; and (v) qualified performance-based performance units of share awards. The maximum number of shares which may be the subject of an award to any individual in a single year is 1,200,000 shares.

The exercise price for all options may not be less than the closing trading price of our common stock on the date the option is granted, except for ISOs granted to 10% stockholders, which must have an exercise price of not less than 110% of the fair market value of our common stock on the date the option is granted. ISOs have a maximum term of ten years, except for 10% stockholders who are subject to a maximum term of five years. Options are not transferable other than by will and the laws of descent and distribution. Options generally expire not later than 90 days following a termination of employment, 12 months following the optionee's disability, or not later than 12 months following the optionee's death. In the administration of the 2001 Equity Compensation Plan, the compensation committee is proscribed from taking any action which would have the effect of causing the provisions of Section 409A of the Code to apply.

The exercise price for an option is payable in (a) cash, (b) with the approval of the compensation committee, by delivering shares of our common stock owned by the optionee (including shares acquired in connection with the exercise of an option) and having a fair market value on the date of exercise equal to the exercise price or to the ownership of shares, have a fair market value on the date of exercise equal to the exercise price (c) payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve, or (d) by such other method as the compensation committee may approve.

Each award or option granted under the 2001 Equity Compensation Plan is required to be evidenced by a written agreement between us and the recipient of the award or option. If the Dyadic International, Inc. 2006 Stock Option Plan under Proposal 3 is approved by stockholders at the annual meeting, the compensation committee anticipates limiting awards under the 2001 Equity Compensation Plan principally to shares of restricted stock, as and when the compensation committee determines that such awards are preferable to grants of options (which would otherwise be made under the 2006 Stock Option Plan).

Shares Available for Awards. The 2001 Equity Compensation Plan has 4,478,475 shares reserved for issuance thereunder. If an option expires or is terminated or canceled without having been exercised or settled in full, or in the case of shares, is forfeited back to or repurchased by us, the terminated portion of the option (or forfeited or repurchased shares subject to the award) will become available for future grant or sale under the 2001 Equity Compensation Plan (unless it has terminated). Shares are not deemed to be issued under the 2001 Equity Compensation Plan with respect to any portion of an option that is settled in cash. If the exercise or purchase price of an Option is paid for through the tender of shares, or withholding obligations are met through the tender or withholding of shares, those shares tendered or withheld will again be available for issuance under the 2001 Equity Compensation Plan.

Change in Control. The 2001 Equity Compensation Plan permits the compensation committee, at the time of the grant of an award, to provide in the agreement evidencing that award for any of the following alternatives in the event of a change of control: (i) that a full vesting of all unvested rights occur; (ii) that a grantee holding performance units shall receive a payment in settlement of the performance units in an amount determined by the committee; (iii) that the optionee surrender his or her outstanding options in exchange for a payment by us, in cash or shares as determined by the committee, in an amount equal to the amount by which the then fair market value of the shares subject to the optionee's unexercised options exceeds the exercise price of the options; or (iv) after affording the grantee of an option an opportunity exercise that option, terminate any or all unexercised options at such time as the committee deems appropriate. The term "change in control" is defined under the 2001 Equity Compensation Plan to mean:

- a sale of all or substantially all of our assets;

- a merger or consolidation in which our stockholders immediately prior to the transaction own less than a majority of the voting securities of the surviving corporation;

- the sale or disposition of assets equal to or greater than 40% of the total gross fair market value of our assets immediately prior to such sale or disposition; or

- any person (other than our existing stockholders who beneficially own, directly or indirectly, more than 20% of the voting power of our outstanding shares of common stock) coming to own more than 50% of the voting power of our outstanding shares of common stock.

Except to the extent an award agreement provides otherwise, if we are not the surviving corporation in a change in control (or survive only as a subsidiary of another corporation), unless the compensation committee determines otherwise, all outstanding options that are not exercised shall be assumed by, or replaced with comparable options or rights by the surviving corporation (or a parent of the surviving corporation), and other outstanding awards shall he converted to similar grants of the surviving corporation (or a parent of the surviving corporation).

Amendment and Termination. The 2001 Equity Compensation Plan may be amended or terminated at any time by our board of directors, except that no amendment may be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement.

Federal Income Tax Consequences

The following discussion of certain relevant federal income tax consequences applicable to stock options granted under the 2001 Equity Compensation Plan is a brief summary only, and reference is made to the Code and the regulations and interpretations issued thereunder for a complete statement of all relevant federal tax consequences. This summary is not intended to be exhaustive and does not address state, local or foreign tax consequences.

Incentive Stock Options. ISOs are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code. There generally are no federal income tax consequences to the optionee or the Company by reason of the grant or exercise of an ISO. However, the exercise of ISOs may increase the optionee's alternative minimum tax liability, if any.

If an optionee holds stock acquired through exercise of an ISO for at least two years from the date on which the Option is granted and at least one year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of such stock will be long-term capital gain or loss. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), at the time of disposition, the optionee will realize taxable ordinary income equal to the lesser of (a) the excess of the stock's fair market value on the date of exercise over the exercise price, or (b) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain, or any loss, upon the disqualifying disposition will be a capital gain or loss. Capital gains currently are generally subject to lower tax rates than ordinary income. Slightly different rules may apply to optionees who acquire stock subject to certain repurchase options.

To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, we will generally be entitled (subject to the requirement of reasonableness and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Non-Statutory Stock Options. Generally, there are no tax consequences to the optionee or us by reason of the grant of an NSO. Upon exercise of an NSO, the optionee normally will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the option exercise price. Generally, with respect to employees, the Company is required to withhold payroll and income taxes from regular wages or supplemental wage payments in an amount based on the ordinary income recognized. Subject to the requirement of reasonableness and the satisfaction of a reporting obligation, we will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionee. Upon disposition of the stock, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the purchase price (to the extent not recognized as taxable income as described above). Slightly different rules may apply to optionees who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Securities Exchange Act of 1934, as amended.

Stock Awards. Where the award has no vesting, the grantee will recognize taxable ordinary income equal to the stock's fair market on the date of grant. For an award subject to vesting, the grantee will normally recognize taxable ordinary income equal to the excess, if any, of the stock's fair market on the date of stock vests over the purchase price paid for the shares, if any. To the extent that the grantee files a "Section 83(b) election" pursuant to Section 83(b) of the Code, the grantee will recognize ordinary taxable income at the time of the receipt or purchase of the shares of stock equal to the fair market of the stock on the date of receipt or purchase less the amount, if any, paid by the grantee for the stock. With respect to our employees, we generally are required to withhold an amount based on ordinary income recognized. Generally, we will be entitled to an income tax deduction equal to the amount of taxable ordinary income recognized by the grantee of the award.

Performance Units and Qualified Performance-Based Compensation. The designation of an award as performance units or as qualified Performance-Based Compensation will not change the tax treatment described above with respect to stock awards.

Options Outstanding under the Amended and Restated 2001 Equity Compensation Plan

As of April 26, 2006, options granted under the 2001 Equity Compensation Plan to purchase (i) an aggregate of 3,032,944 shares of common stock were outstanding to approximately 90 employees and consultants (ii) 225,417 shares of common stock were outstanding to non-employee directors. The options were granted at exercise prices ranging from $1.83 to $7.13 per share.

On April 26, 2006, the last reported sale price per share of Dyadic common stock on the American Stock Exchange was $5.84.

The table below indicates, as of April 26, 2006, the aggregate number of options outstanding under the 2001 Equity Compensation Plan to each of our named executive officers and directors and the groups indicated. There are no stock awards or performance units outstanding under the 2001 Equity Compensation Plan other than as described in footnotes 2 and 3 to the table and the issuance of 7,476 shares of common stock in July 2004 to certain employees of Dyadic-Florida for a payment of a portion of accrued bonuses.

Option Grantee	Number of Options Outstanding
Mark A. Emalfarb(1) Chairman, President and Chief Executive Officer	--
Glenn E. Nedwin, Ph.D.(2) Chief Scientific Officer, Executive Vice President and Director	1,112,555
Wayne Moor Chief Financial Officer and Vice President	307,889
Kent M. Sproat (3) Executive Vice President, Enzyme Business	120,000
Ratnesh (Ray) Chandra (3) Senior Vice President, Marketing-Biotechnology Systems	105,000
Alexander (Sasha) Bondar (3) Vice President, Strategy & Corporate Development	90,000
Richard J. Berman Director	75,000
Harry Z. Rosengart Director	46,667
Robert J. Shapiro Director	48,750
Stephen J. Warner Director	55,000
All current executive officers as a group (6 persons)	1,735,444
All current directors who are not executive officers as a group (4 persons)	225,417
All employees and consultants, other than executive officers (approximately 84)	1,357,500

_____

(1)   Excludes Bridge Loan Warrants held by Mr. Emalfarb. See "Certain Relationships and Related Transactions."

(2)   Excludes a fully vested stock award of 11,990 shares granted to Dr. Nedwin in March 2006 under the 2001 Equity Compensation Plan at the inception of his employment with us.

(3)   Excludes a fully vested stock award of 3,716 shares granted to each of Messrs. Sproat, Chandra and Bondar, respectively, in July 2004 under the 2001 Equity Compensation Plan for a portion of accrued bonuses related to 2003.

PROPOSAL 3: APPROVAL OF 2006 STOCK OPTION PLAN

On April 19, 2006, the board of directors adopted the Dyadic International, Inc. 2006 Stock Option Plan. The purpose of the 2006 Stock Option Plan is to retain and attract key management, employees, nonemployee directors and consultants by providing those persons with a proprietary interest in us. At the annual meeting, stockholders will be asked to approve the 2006 Stock Option Plan.

Our board of directors adopted the 2006 Stock Option Plan, subject to stockholder approval, because it believes that it is in the best interests of us and our stockholders that we rely principally upon the issuance of stock options at exercise prices of not less than the price of the underlying shares on the date of grant (discussed further below) as our primary equity compensation vehicle, and that the plan administrator of the plan, the compensation committee of the board of directors be afforded the greatest amount of discretion in administering the 2006 Stock Option Plan as is permitted by applicable income tax laws.

There are currently no outstanding options under the 2006 Stock Option Plan.

The 2006 Stock Option Plan is not subject to any provision of the Employee Retirement Income Security Act of 1974, as amended, and is not qualified under Section 401(a) of the Code.

Vote Required

The affirmative vote of the holders of a majority of all shares casting votes, either in person by proxy, at the annual meeting is required to approve the 2006 Stock Option Plan.

This approval is required (i) for purposes of compliance with certain exclusions from the limitations of Section 162(m) of the Code, (ii) for purposes of compliance with the requirements of incentive stock options under Section 422 of the Code, and (iii) by the applicable rules of the American Stock Exchange. A properly executed proxy marked "abstain" with respect to this proposal will not be voted, although it will be counted for purposes of determining whether there is a quorum. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Recommendation of the Board

Dyadic's board of directors unanimously recommends a vote "**FOR**" this proposal.

Summary of Material Provisions of the 2006 Stock Option Plan

The following is a summary of the material provisions of the 2006 Stock Option Plan. This summary is qualified in its entirety by reference to the 2006 Stock Option Plan, the full text of which is attached as Annex B to this proxy statement. You are urged to read the full text of the 2006 Stock Option Plan, which we refer to as the "Option Plan" in this summary.

Plan Administration. The compensation committee of our board of directors will serve as the "plan administrator" of the Option Plan. In order to adhere to the rules of the American Stock Exchange, and to assure that awards made thereunder qualify as "performance based compensation" within the meaning of Section 162(m) of the Code, not less than a majority of the members of our compensation committee are "outside directors" within the meaning of Section 162(m) of the Code and "independent directors" within the mean of the rules of the American Stock Exchange. The compensation committee is authorized to:

- select persons eligible to receive awards of options;

- determine the type of option and number of shares as to which the option relates;

- specify times at which such options will be exercisable (including performance conditions that may be required to be satisfied as a condition to exercisability);

- set other terms and conditions of option awards;

· prescribe forms of option award agreements;

· interpret and specify rules and regulations relating to the Option Plan; and

· make all other decisions and determinations as the compensation committee may deem necessary or advisable for the administration of the 2006 Option Plan.

Eligibility. All of our and our subsidiaries' officers, employees and directors, and certain consultants determined by the compensation committee to be "Key Advisors" are eligible to be granted options under the Option Plan.

Types of Options. The 2006 Option Plan provides for the grant of options intended to qualify as incentive stock options ("ISOs") under Section 422 of the Code, to employees of us and our subsidiaries and non-statutory stock options ("NSOs," and together with "ISOs," collectively, "options") to directors, employees and Key Advisors to us and our subsidiaries.

Exercise Prices and Exercisability. The exercise price for options cannot be less than the closing trading price of our common stock on the date the option is granted, except for ISOs granted to 10% stockholders, which must have an exercise price of not less than 110% of the closing trading price of our common stock on the date the option is granted. ISOs have a maximum term of ten years, except for 10% stockholders who are subject to a maximum term of five years. Options are not transferable other than by will and the laws of descent and distribution. Options generally expire not later than 90 days following a termination of employment, 12 months following the optionee's disability, or not later than 12 months following the optionee's death. In the administration of the Option Plan, the compensation committee is proscribed from taking any action which would have the effect of causing the provisions of Section 409A of the Code to apply.

Options shall vest and become exercisable as determined by the Committee. The exercise price for an option is payable in (a) cash, (b) with the approval of the compensation committee, by delivering shares of our common stock owned by the optionee (including shares acquired in connection with the exercise of an option) and having a fair market value on the date of exercise equal to the exercise price or to the ownership of shares have a fair market value on the date of exercise equal to the exercise price (c) payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve, or (d) by such other method as the compensation committee may approve.

If a participant's employment or relationship with us is terminated, the participant (or his or her designated beneficiary or estate representative in the case of death) may exercise his or her option within such period of time as is specified in the option agreement to the extent that the option is vested on the date of termination. In the absence of a specified time in the option agreement, the option will remain exercisable for three months following the date of termination, except in the case where termination is as a result of disability or death, in which case the option will remain exercisable for 12 months following the date of termination or death.

Shares Available For Option Grants. Subject to adjustment as provided below, there are 2,700,000 shares of our common stock reserved for issuance under the Option Plan. The maximum number of shares which may be the subject of an option grant to any individual in a single year is 1,200,000 shares. If an option expires or is terminated or canceled without having been exercised or settled in full, the terminated portion of the option will become available for future grant under the Option Plan (unless the Option Plan has been terminated). If the exercise or purchase price of an option is paid for through the tender of shares, or withholding obligations are met through the tender or withholding of shares, those shares tendered or withheld will again be available for issuance under the Option Plan.

Amendment and Termination of the Option Plan. The Option Plan will automatically terminate in 2016. In addition, the Option Plan may be amended or terminated by our board of directors, except that no amendment maybe made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement.

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Change in Control. The compensation committee enjoys discretion with respect to the treatment of outstanding options upon the occurrence of a "Change in Control." The term "Change in Control" is defined under the Option Plan to mean:

- a sale of all or substantially all of our assets or our liquidation or dissolution;

- a merger or consolidation in which our stockholders immediately prior to the transaction own less than a majority of the voting securities of the surviving corporation;

- the sale or disposition of assets equal to or greater than 40% of the total gross fair market value of the assets of the Company immediately prior to such sale or disposition; or

- any person (other than our existing stockholders who beneficially own, directly or indirectly, more than 20% of the voting power of our outstanding shares of common stock) coming to own more than 50% of the voting power of our outstanding shares of common stock.

If we are not the surviving corporation in a change in control (or survive only as a subsidiary of another corporation), unless the compensation committee determines otherwise, all outstanding options that are not exercised shall be assumed by, or replaced with comparable options or rights by the surviving corporation (or a parent of the surviving corporation). However, the compensation committee may, instead take any of the following alternative courses of action at that time:

- determine that outstanding options shall automatically accelerate and become fully exercisable;

- require that optionees surrender their outstanding options in exchange for a payment by us, in cash or shares as determined by the committee, in an amount equal to the amount by which the then fair market value of our shares subject to the optionee's unexercised options exceeds the exercise price of the options; or

- after giving optionees an opportunity to exercise their outstanding options, terminate any or all unexercised options at such time as the committee deems appropriate.

Federal Income Tax Consequences

The following discussion of certain relevant federal income tax consequences applicable to stock options granted under the Option Plan is a brief summary only, and reference is made to the Code and the regulations and interpretations issued thereunder for a complete statement of all relevant federal tax consequences. This summary is not intended to be exhaustive and does not address state, local or foreign tax consequences.

Inapplicability of Section 409A. Section 409A of the Code will not apply to the Option Plan because by its terms, no options granted under the Option Plan will provide for the deferral of compensation (i.e., each option grant will meet the following three conditions: (i) the exercise price is required to be not less than the fair market value of the underlying shares of our common stock on the grant date; (ii) the number of shares subject to the option are required to be fixed on the date of grant; and (iii) the option cannot include any feature for the deferral of compensation).

Incentive Stock Options. ISOs are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code. There generally are no federal income tax consequences to the optionee or the Company by reason of the grant or exercise of an ISO. However, the exercise of ISOs may increase the optionee's alternative minimum tax liability, if any.

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If an optionee holds stock acquired through exercise of an ISO for at least two years from the date on which the Option is granted and at least one year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of such stock will be long-term capital gain or loss. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), at the time of disposition, the optionee will realize taxable ordinary income equal to the lesser of (a) the excess of the stock's fair market value on the date of exercise over the exercise price, or (b) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain, or any loss, upon the disqualifying disposition will be a capital gain or loss. Capital gains currently are generally subject to lower tax rates than ordinary income. Slightly different rules may apply to optionees who acquire stock subject to certain repurchase options.

To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, we will generally be entitled (subject to the requirement of reasonableness and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Non-Statutory Stock Options. Generally, there are no tax consequences to the optionee or us by reason of the grant of an NSO. Upon exercise of an NSO, the optionee normally will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the option exercise price. Generally, with respect to employees, the Company is required to withhold payroll and income taxes from regular wages or supplemental wage payments in an amount based on the ordinary income recognized. Subject to the requirement of reasonableness and the satisfaction of a reporting obligation, we will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionee. Upon disposition of the stock, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the purchase price (to the extent not recognized as taxable income as described above). Slightly different rules may apply to optionees who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Securities Exchange Act of 1934, as amended.

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PROPOSAL 4: RATIFICATION OF APPOINTMENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

By reason of the reverse merger of us and Dyadic-Florida consummated in October 2004, the historical financial statements of Dyadic-Florida have become the historical financial statements of us. Ernst & Young LLP had been the independent registered public accounting firm of our wholly-owned subsidiary Dyadic-Florida before the merger and has since been our independent registered public accounting firm.

Ernst & Young LLP audited our consolidated financial statements for the year ended December 31, 2005. We had no disagreements with Ernst & Young LLP on accounting and financial disclosures. The audit committee has appointed Ernst & Young LLP to serve as our independent registered public accounting firm for the year ending December 31, 2006.

We are not required to submit the appointment of our independent registered public accounting firm to a vote of our stockholders for ratification. However, the audit committee has recommended that our board submit this matter to stockholders as a matter of good corporate practice, which our board is doing. If stockholders fail to ratify the appointment, the audit committee will reconsider whether to retain Ernst & Young LLP, and may retain that firm or another without re-submitting the matter to our stockholders. Even if our stockholders ratify the appointment, the audit committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be advisable and in the best interests of us and our stockholders.

We expect representatives of Ernst & Young LLP to be present at the annual meeting. They will have the opportunity to make a statement if they desire to do so, and we expect them to be available to respond to appropriate questions.

Vote Required

The affirmative vote of the holders of a majority of all shares casting votes, either in person or by proxy, at the annual meeting is required to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2006.

Recommendation of the Board

Dyadic's board of directors unanimously recommends a vote "**FOR**" this proposal.

Audit and Non-Audit Fees

Audit Fees

For the year ended December 31, 2005, Ernst & Young LLP billed us $398,179 in the aggregate for professional services rendered for the audit of our consolidated statements, reviews of the financial statements included in our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, June 30 and September 30, and the review of our registration statement on Form S-3 (formerly a registration statement on Form SB-2).

For the year ended December 31, 2004, Ernst & Young LLP billed us $709,977 in the aggregate for professional services rendered for the audit of our consolidated statements, reviews of the financial statements included in our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, June 30 and September 30, and the review of our registration statement on Form SB-2.

Audit-Related Fees

For the years ended December 31, 2005 and 2004, Ernst & Young LLP did not bill us for audit-related fees, as no audit-related fees were performed by them during such years.

Tax Fees

For the years ended December 31, 2005 and 2004, Ernst & Young LLP did not bill us for tax fees, as no tax services were performed by them during such years.

All Other Fees

For the years ended December 31, 2005 and 2004, Ernst & Young LLP did not bill us for other services, as no other services were by performed by them during such years.

The audit committee has determined that the provision of services by the auditors reported hereunder had no impact on either of their independence.

Audit Committee's Pre-Approval Policies and Procedures

Consistent with SEC policies regarding auditor independence, the audit committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management will submit to the audit committee for approval an aggregate of services expected to be rendered during that year for each of the four categories of services. Prior to engagement, the audit committee pre-approves these services by category of service. The fees are budgeted, and the audit committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the audit committee requires specific pre-approval before engaging the independent registered public accounting firm.

The audit committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the audit committee at its next scheduled meeting.

MISCELLANEOUS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that our directors and executive officers, and persons who own more than 10 percent of our common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock. Officers, directors and greater than 10 percent stockholders are required by SEC regulation to furnish us with all Section 16 reports they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and representations that no other reports were required, we believe that all Section 16 filing requirements applicable to our officers, directors and 10 percent beneficial owners were complied with during the year ended December 31, 2005, other than a late filing for Form 4 in December 2005 by director Stephen J. Warner for sales of our common stock in November and December 2005.

Annual Report on Form 10-KSB

We have mailed copies of our 2005 annual report with this proxy statement to holders of shares of our common stock as of the record date. We will provide without charge, to each holder of shares of common stock as of the record date, a copy of our Annual Report on Form 10-KSB for the year ended December 31, 2005, as filed with the SEC, upon the written request of any such holder addressed to the Secretary of Dyadic at 140 Intracoastal Pointe Drive, Suite 404, Jupiter, Florida 33477. We will provide copies of any exhibit to the Annual Report on Form 10-KSB upon written request and upon reimbursement of any reasonable expenses incurred by us in furnishing the exhibit.

Stockholder Proposals

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, some stockholder proposals may be eligible for inclusion in our proxy statement for our 2007 annual meeting of stockholders. To be eligible for inclusion in our 2007 proxy statement, any such proposals must be delivered in writing to the Secretary of Dyadic no later than December 28, 2006, and must meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934. The submission of a stockholder proposal does not guarantee that it will be included in our proxy statement.

Stockholders who do not wish to follow the SEC rules in proposing a matter for action at the 2007 annual meeting of stockholders must notify Dyadic in writing of the information required by Dyadic's amended and restated bylaws dealing with stockholder proposals. The notice must be delivered to Dyadic's Secretary not later than the close of business on March 14, 2007 nor earlier than February 12, 2007.

Other Matters

As of the date of this proxy statement, our board of directors does not know of any other matters that will be presented for consideration at the annual meeting other than as described in this proxy statement. If, however, any other matters are properly brought before the annual meeting, it is intended that the persons named as proxies will vote in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,



Mark A. Emalfarb
Chairman, President and Chief Executive Officer

ANNEX A

DYADIC INTERNATIONAL, INC.

2001 EQUITY COMPENSATION PLAN

As Amended and Restated Effective January 1, 2005

RECITALS:

WHEREAS, effective as of May 22, 2001, the Company adopted the Dyadic International, Inc. 2001 Equity Compensation Plan (the "Plan") to provide (i) designated employees of the Company and its subsidiaries, (ii) certain consultants and advisors who perform services for the Company or its subsidiaries and (iii) non-employee members of the Board of Directors of the Company (the "Board"), with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock awards and performance units; and

WHEREAS, the Company believed that the Plan would encourage the participants to contribute materially to the growth of the Company, thereby benefiting the Company's shareholders, and would align the economic interests of the participants with those of the shareholders; and

WHEREAS, section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), as added by the American Jobs Creation Act of 2004, made certain changes to the rules applicable to amounts deferred under nonqualified deferred compensation plans on or after January 1, 2005; and

WHEREAS, the Company now wishes to amend and restate the Plan effective January 1, 2005, to comply with section 409A of the Code, and to make certain other changes to the Plan.

NOW, THEREFORE, the Company hereby amends and restates the Plan in its entirety to read as follows:

1. Administration.

(a) Committee. The Plan shall be administered by a committee appointed by the Board (the "Committee", which may consist of two or more persons who are "outside directors" as defined under section 162(m) of the Code, and related Treasury regulations and "non-employee directors" as defined under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, the Board may ratify or approve any grants as it deems appropriate.

(b) Committee Authority. The Committee shall have the sole authority to (i) determine the individuals to whom grants shall be made under the Plan, (ii) determine the type, size and terms of the grants to be made to each such individual, (iii) determine the time when the grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (iv) amend the terms of any previously issued grant, and (v) deal with any other matters arising under the Plan. Notwithstanding the authority granted to the Committee in (iii) and (iv) above, the Plan shall prohibit the acceleration of the time or schedule of any payment of deferred compensation, except to the extent permitted under section 409A of the Code and the Treasury regulations thereunder.

(c) <u>Committee Determinations</u>. The Committee shall have full power and authority to administer and interpret the Plan, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion. The Committee's interpretations of the Plan and all determinations made by the Committee pursuant to the powers vested in it hereunder shall be conclusive and binding on all persons having any interest in the Plan or in any awards granted hereunder. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Company, not as a fiduciary, and in keeping with the objectives of the Plan and need not be uniform as to similarly situated individuals.

2. <u>Grants.</u>

Awards under the Plan may consist of grants of incentive stock options as described in Section 5 ("Incentive Stock Options"), nonqualified stock options as described in Section 5 ("Nonqualified Stock Options"), Incentive Stock Options and Nonqualified Stock Options are collectively referred to as "Options," stock awards as described in Section 6 ("Stock Awards"), and performance units as described in Section 7 ("Performance Units") (hereinafter collectively referred to as "Grants"). All Grants shall be subject to the terms and conditions set forth herein and to such other terms and conditions consistent with this Plan as the Committee deems appropriate and as are specified in writing by the Committee to the individual in a grant instrument or an amendment to the grant instrument (the "Grant Instrument"). The Committee shall approve the form and provisions of each Grant Instrument. Grants under a particular Section of the Plan need not be uniform as among the grantees.

3. <u>Shares Subject to the Plan.</u>

(a) <u>Shares Authorized</u>. Subject to adjustment as described below, the aggregate number of shares of common stock of the Company ("Company Stock") that may be issued or transferred under the Plan is 4,478,475 shares. The maximum aggregate number of shares of Company Stock that shall be subject to Grants made under the Plan to any individual during any calendar year shall be 1,200,000 shares, subject to adjustment as described below. The shares may be authorized but unissued shares of Company Stock or reacquired shares of Company Stock, including shares purchased by the Company on the open market for purposes of the Plan. If and to the extent Options granted under the Plan terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised or if any Stock Awards or Performance Units are forfeited, the shares subject to such Grants shall again be available for purposes of the Plan.

(b) <u>Adjustments</u>. If there is any change in the number or kind of shares of Company Stock outstanding (1) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation in which the Company is the surviving corporation, (iii) by reason of a reclassification or change in par value, or (iv) by reason of any other extraordinary or unusual event affecting the outstanding Company Stock as a class without the Company's receipt of consideration, or if the value of outstanding shares of Company Stock is substantially reduced as a result of a spinoff or the Company's payment of an extraordinary dividend or distribution, the maximum number of shares of Company Stock available for Grants, the maximum number of shares of Company Stock that any individual participating in the Plan may be panted in any year, the number of shares covered by outstanding Grants, the kind of shares issued under the Plan, and the price per share or the applicable market value of such Grants may be appropriately adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of Company Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under such Grants; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. Any adjustments determined by the Committee shall be final, binding and conclusive.

4. <u>Eligibility for Participation.</u>

(a) <u>Eligible Persons</u>. All employees of the Company and its subsidiaries ("Employees"), including Employees who are officers or members of the Board, and members of the Board who are not Employees ("Non-Employee Directors") shall be eligible to participate in the Plan. Consultants and advisors who perform services for the Company or any of its subsidiaries ("Key Advisors") shall be eligible to participate in the Plan if the Key Advisors render bona fide services to the Company or its subsidiaries, the services are not in connection with the offer and sale of securities in a capital-raising transaction and the Key Advisors do not directly or indirectly promote or maintain a market for the Company's securities.

(b) <u>Selection of Grantees</u>. The Committee shall select the Employees, Non-Employee Directors and Key Advisors to receive Grants and shall determine the number of shares of Company Stock subject to a particular Grant in such manner as the Committee determines. Employees, Key Advisors and Non-Employee Directors who receive Grants under this Plan shall hereinafter be referred to as "Grantees."

5. <u>Granting of Options.</u>

(a) <u>Number of Shares</u>. The Committee shall determine the number of shares of Company Stock that will be subject to each Grant of Options to Employees, Non-Employee Directors and Key Advisors.

(b) <u>Type of Option and Price</u>.

(i) The Committee may grant Incentive Stock Options that are intended to qualify as "incentive stock options" within the meaning of section 422 of the Code or Nonqualified Stock Options that are not intended so to qualify or any combination of Incentive Stock Options and Nonqualified Stock Options, all in accordance with the terms and conditions set forth herein. Incentive Stock Options may be granted only to Employees. Nonqualified Stock Options may be granted to Employees, Non-Employee Directors and Key Advisors.

(ii) The purchase price (the "Exercise Price") of Company Stock subject to an Option shall be determined by the Committee and shall be equal to or greater than the Fair Market Value (as defined below) of a share of Company Stock on the date the Option is granted; provided, however, that an Incentive Stock Option may not be granted to an Employee who, at the time of grant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any parent or subsidiary of the Company, unless the Exercise Price per share is not less than one hundred ten percent (110%) of the Fair Market Value of Company Stock on the date of grant.

(iii) If the Company Stock is publicly traded, then the Fair Market Value per share shall be determined as follows: (x) if the principal trading market for the Company Stock is a national securities exchange or the Nasdaq National Market, the last reported sale price thereof on the relevant date or (if there were no trades on that date) the latest preceding date upon which a sale was reported or (y) if the Company Stock is not principally traded on such exchange or market, the mean between the last reported "bid" and "asked" prices of Company Stock on the relevant date, as reported on Nasdaq or, if not so reported, as reported by the National Daily Quotation Bureau, Inc. or as reported in a customary financial reporting service, as applicable and as the Committee determines. If the Company Stock is not publicly traded or, if publicly traded, is not subject to reported transactions or "bid" or "asked" quotations as set forth above, the Fair Market Value per share shall be as determined by the Committee.

(c) <u>Option Term</u>. The Committee shall determine the term of each Option. The term of any Option shall not exceed ten years from the date of grant. However, an Incentive Stock Option that is granted to an Employee who, at the time of grant owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, or any parent or subsidiary of the Company, may not have a term that exceeds five years from the date of grant.

(d) <u>Exercisability of Options</u>. Options shall become exercisable in accordance with such terms and conditions, consistent with the Plan, as may be determined by the Committee and specified in the Grant Instrument. The Committee may waive or accelerate the satisfaction of an exercise term or condition of any or all outstanding Options at any time for any reason in the event the Exercise Price was equal to or greater than the Fair Market Value of the underlying shares of Company Stock on the date of grant, to the extent permitted under section 409A of the Code and the Treasury regulations thereunder.

(e) <u>Termination of Employment, Disability or Death</u>.

(i) Except as provided below, an Option may only be exercised while the Grantee is employed by, or providing service to, the Company as an Employee, Key Advisor or member of the Board. In the event that a Grantee ceases to be employed by, or provide service to, the Company for any reason other than Disability, death, or termination for Cause (as defined below), any Option which is otherwise exercisable by the Grantee shall terminate unless exercised within 90 days after the date on which the Grantee ceases to be employed by, or provide service to, the Company (or within such, other period of time as may be specified by the Committee), but in any event no later than the date of expiration of the Option term. Except as otherwise provided by the Committee any of the Grantee's Options that are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide service to, the Company shall terminate as of such date.

(ii) In the event the Grantee ceases to be employed by, or provide service to, the Company on account of a termination for Cause by the Company, any Option held by the Grantee shall terminate as of the date the Grantee ceases to be employed by, or provide service to, the Company. In addition, notwithstanding any other provisions of this Section 5, if the Committee determines that the Grantee has engaged in conduct that constitutes Cause at any time while the Grantee is employed by, or providing service to, the Company or after the Grantee's termination of employment or service, any Option held by the Grantee shall immediately terminate and the Grantee shall automatically forfeit all shares underlying any exercised portion of an Option for which the Company has not yet delivered the share certificates, upon refund by the Company of the Exercise Price paid by the Grantee for such shares. Upon any exercise of an Option, the Company may withhold delivery of share certificates pending resolution of an inquiry that could lead to a finding resulting in a forfeiture.

(iii) In the event the Grantee ceases to be employed by, or provide service to, the Company because the Grantee is Disabled, any Option which is otherwise exercisable by the Grantee shall terminate unless exercised within one year after the date on which the Grantee ceases to be employed by, or provide service to, the Company (or within such other period of time as may be specified by the Committee), but in any event no later than the date of expiration of the Option term.

Except as otherwise provided by the Committee, any of the Grantee's Options which are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide service to, the Company shall terminate as of such date.

(iv) If the Grantee dies while employed by, or providing service to, the Company or within 90 days after the date on which the Grantee ceases to be employed or provide service on account of a termination specified in Section 5(e)(i) above (or within such other period of time as may be specified by the Committee), any Option that is otherwise exercisable by the Grantee shall terminate unless exercised within one year after the date on which the Grantee ceases to be employed by, or provide service to, the Company (or within such other period of time as may be specified by the Committee), but in any event no later than the date of expiration of the Option term. Except as otherwise provided by the Committee, any of the Grantee's Options that are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide service to, the Company shall terminate as of such date.

(v) For purposes of this Section 5(e), and Sections 6 and 7:

(A) The term "Company" shall mean the Company and its parent and subsidiary corporations or other entities, as determined by the Committee.

(B) "Employed by, or provide service to, the Company" shall mean employment or service as an Employee, Key Advisor or member of the Board (so that, for purposes of exercising Options and satisfying conditions with respect to Stock Awards and Performance Units, a Grantee shall not be considered to have terminated employment or service until the Grantee ceases to be an Employee, Key Advisor and member of the Board), unless the Committee determines otherwise.

(C) "Disability" shall mean a Grantee's becoming disabled within the meaning of section 22(e)(3) of the Code.

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(D) "Cause" shall mean, except to the extent specified otherwise by the Committee, a finding by the Committee that the Grantee (i) has breached his or her employment or service contract with the Company, (ii) has engaged in disloyalty to the Company, including, without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty in the course of his or her employment or service, (iii) has disclosed trade secrets or confidential information of the Company to persons not entitled to receive such information or (iv) has engaged in such other behavior detrimental to the interests of the Company as the Committee determines.

(f) Exercise of Options. A Grantee may exercise an Option that has become exercisable, in whole or in part, by delivering a notice of exercise to the Company with payment of the Exercise Price. The Grantee shall pay the Exercise Price for an Option as specified by the Committee (w) in cash, (x) with the approval of the Committee, by delivering shares of Company Stock owned by the Grantee (including Company Stock acquired in connection with the exercise of an Option, subject to such restrictions as the Committee deems appropriate) and having a Fair Market Value on the date of exercise equal to the Exercise Price or by attestation (on a form prescribed by the Committee) to ownership of shares of Company Stock having a Fair Market Value on the date of exercise equal to the Exercise Price, (y) pay through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board, or (z) by such other method as the Committee may approve. The Committee may authorize loans by the Company to Grantees in connection with the exercise of an Option, upon such terms and conditions as the Committee, in its sole discretion, deems appropriate. Shares of Company Stock used to exercise an Option shall have been held by the Grantee for the requisite period of time to avoid adverse accounting consequences to the Company with respect to the Option. The Grantee shall pay the Exercise Price and the amount of any withholding tax due at the time of exercise.

(g) Limits on Incentive Stock Options. Each Incentive Stock Option shall provide that, if the aggregate Fair Market Value of the stock on the date of the grant with respect to which Incentive Stock Options are exercisable for the first time by a Grantee during any calendar year, under the Plan or any other stock option plan of the Company or a parent or subsidiary, exceeds $100,000, then the Option, as to the excess, shall be treated as a Nonqualified Stock Option. An Incentive Stock Option shall not be granted to any person who is not an Employee of the Company or a parent or subsidiary (within the meaning of section 424(f) of the Code).

6. Stock Awards.

The Committee may issue or transfer shares of Company Stock to an Employee, non-Employee Director or Key Advisor under a Stock Award, upon such terms as the Committee deems appropriate. The following provisions are applicable to Stock Awards:

(a) General Requirements. Shares of Company Stock issued or transferred pursuant to Stock Awards may be issued or transferred for consideration or for no consideration, and subject to restrictions or no restrictions, as determined by the Committee. The Committee may, but shall not be required to, establish conditions under which restrictions on Stock Awards shall lapse over a period of time or according to such other criteria as the Committee deems appropriate, including, without limitation, restrictions based upon the achievement of specific performance goals. The period of time during which the Stock Awards will remain subject to restrictions will be designated in the Grant Instrument as the "Restriction Period."

(b) Number of Shares. The Committee shall determine the number of shares of Company Stock to be issued or transferred pursuant to a Stock Award and the restrictions applicable to such shares.

(c) Requirement of Employment or Services. If the Grantee ceases to be employed by, or provide service to, the Company (as defined in Section 5(e)) during a period designated in the Grant Instrument as the Restriction Period, or if other specified conditions are not met, the Stock Award shall terminate as to all shares covered by the Grant as to which the restrictions have not lapsed, and those shares of Company Stock must be immediately returned to the Company. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

(d) <u>Restrictions on Transfer and Legend Stock Certificate</u>. During the Restriction Period, a Grantee may not sell, assign, transfer, pledge or otherwise dispose of the shares of a Stock Award except to a Successor Grantee under Section 11(a). Each certificate for a share of a Stock Award shall contain a legend giving appropriate notice of the restrictions in the Grant. The Grantee shall be entitled to have the legend removed from the stock certificate covering the shares subject to restrictions when all restrictions on such shares have lapsed. The Committee may determine that the Company will not issue certificates for Stock Awards until all restrictions on such shares have lapsed, or that the Company will retain possession of certificates for shares of Stock Awards until all restrictions on such shares have lapsed.

(e) <u>Right to Vote and to Receive Dividends</u>. Unless the Committee determines otherwise, during the Restriction Period, the Grantee shall have the right to vote shares of Stock Awards and to receive any dividends or other distributions paid on such shares, subject to any restrictions deemed appropriate by the Committee, including, without limitation, the achievement of specific performance goals. In the event the Grantee has the right to receive dividends or other distributions paid on shares of any Stock Award, the Grant Instrument shall be prepared to comply with the applicable requirements of section 409A of the Code and shall be interpreted in a manner consistent with such requirements.

(f) <u>Lapse of Restrictions</u>. All restrictions imposed on Stock Awards shall lapse upon the expiration of the applicable Restriction Period and the satisfaction of all conditions imposed by the Committee. The Committee may determine, as to any or all Stock Awards, that the restrictions shall lapse without regard to any Restriction Period.

(g) <u>Code Section 409A</u>. The terms and conditions set forth in Grant Instruments for Stock Awards shall be prepared to comply with the applicable requirements of section 409A of the Code and interpreted in a manner consistent with such requirements to the extent the Committee believes the Stock Award is subject to such requirements.

7. **Performance Units.**

(a) <u>General Requirements</u>. The Committee may grant performance units ("Performance Units") to an Employee or Key Advisor. Each Performance Unit shall represent the right of the Grantee to receive an amount based on the value of the Performance Unit, if performance goals established by the Committee are met. The value of a Performance Unit shall equal the Fair Market Value of a share of Company Stock. The Committee shall determine the number of Performance Units to be granted and the requirements applicable to such Units.

(b) <u>Performance Period and Performance Goals</u>. When Performance Units are granted, the Committee shall establish the performance period during which performance shall be measured (the "Performance Period"), performance goals applicable to the Units ("Performance Goals") and such other conditions of the Grant as the Committee deems appropriate. Performance Goals may relate to the financial performance of the Company or its operating units, the performance of Company Stock, individual performance, or such other criteria as the Committee deems appropriate. Performance Units shall be subject to the following criteria:

(i) <u>Minimum Duration of Performance Period</u>. The Committee shall not establish a Performance Period which has a duration of less than twelve (12) consecutive months.

(ii) <u>Pre-established Performance Goals</u>. The Committee shall establish the Performance Goals in writing no later than ninety (90) days after the commencement of the Performance Period, provided that the outcome is substantially uncertain at the time the Performance Goals are established.

(iii) <u>Initial Deferral Election</u>. An Employee or Key Advisor receiving a Grant of Performance Units must make a deferral election no later than the date which is six (6) months before the end of the Performance Period, provided that in no event may a deferral election be made after such Performance Goals have become both substantially certain to be paid and readily ascertainable.

(iv) <u>Code Section 409A</u>. The terms and conditions set forth in a Grant of Performance Units shall comply with the applicable requirements of section 409A of the Code and interpreted in a manner consistent with such requirements to the extent the Committee believes a Grant of Performance Units is subject to such requirements.

(c) <u>Payment with respect to Performance Units</u>. At the end of each Performance Period, the Committee shall determine to what extent the Performance Goals and other conditions of the Performance Units are met, the value of the Performance Units (if applicable), and the amount, if any, to be paid with respect to the Performance Units. Payments with respect to Performance Units shall be made in cash, in Company Stock or in a combination of the two, as determined by the Committee.

(d) <u>Requirement of Employment or Service</u>. If the Grantee ceases to be employed by, or provide service to, the Company (as defined in Section 5(e)) during a Performance Period, or if other conditions established by the Committee are not met, the Grantee's Performance Units shall be forfeited. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

8. <u>Qualified Performance-Based Compensation.</u>

(a) <u>Designation as Qualified Performance-Based Compensation</u>. The Committee may determine that Performance Units or Stock Awards granted to an Employee shall be considered "qualified performance-based compensation" under Section 162(m) of the Code. The provisions of this Section 8 shall apply to Grants of Performance Units and Stock Awards that are to be considered "qualified performance-based compensation" under section 162(m) of the Code.

(b) <u>Performance Goals</u>. When Performance Units or Stock Awards that are to be considered "qualified performance-based compensation" are granted, the Committee shall establish in writing (i) the objective performance goals that must be met in order for restrictions on the Stock Awards to lapse or amounts to be paid under the Performance Units, (ii) the Performance Period during which the performance goals must be met, (iii) the threshold, target and maximum amounts that may be paid if the performance goals are met, and (iv) any other conditions that the Committee deems appropriate and consistent with the Plan and section 162(m) of the Code. The performance goals may relate to the Employee's business unit or the performance of the Company and its subsidiaries as a whole, or any combination of the foregoing. The Committee shall use objectively determinable performance goals based on one or more of the following criteria: stock price, earnings per share, net earnings, operating earnings, return on assets, shareholder return, return on equity, growth in assets, achievement of regulatory approvals or patents, sales, market share or strategic business criteria consisting of one or more objectives based on meeting specified revenue goals, market penetration goals, geographic business expansion goals, cost targets, scientific milestones, commercial milestones, goals relating to acquisitions or divestitures, joint ventures or strategic partnerships.

(c) <u>Establishment of Goals</u>. The Committee shall establish the performance goals in writing either before the beginning of the Performance Period or during a period ending no later than the earlier of (i) ninety (90) days after the commencement of the Performance Period or (ii) the date on which twenty-five percent (25%) of the Performance Period has been completed, or such other date as may be required or permitted under applicable regulations under sections 162(m) and 409A of the Code. The performance goals shall satisfy the requirements for "qualified performance-based compensation," including the requirement that the achievement of the goals be substantially uncertain at the time they are established and that the goals be established in such a way that a third party with knowledge of the relevant facts could determine whether and to what extent the performance goals have been met. The Committee shall not have discretion to increase the amount of compensation that is payable upon achievement of the designated performance goals.

(d) <u>Initial Deferral Election</u>. A Grantee receiving a Grant of qualified performance-based compensation must make any deferral election allowed under Section 9 no later than the date which is six (6) months before the end of the Performance Period, provided that in no event may a deferral election be made after such Performance Goals have become both substantially certain to be paid and readily ascertainable.

(e) Code Section 409A. The terms and conditions set forth in a Grant of qualified performance-based compensation shall comply with the applicable requirements of section 409A of the Code and interpreted in a manner consistent with such requirements to the extent the Committee believes a Grant of qualified performance-based compensation is subject to such requirements.

(f) Maximum Payment. Performance Units and Stock Awards under this Section 8 may be granted to an Employee with respect to not more than 250,000 shares of Company Stock for any Performance Period.

(g) Announcement of Grants. The Committee shall certify and announce the results for each Performance Period to all Grantees immediately following the announcement of the Company's financial results for the Performance Period. If and to the extent that the Committee does not certify that the performance goals have been met, the grants of Stock Awards or Performance Units for the Performance Period shall be forfeited.

(h) Death, Disability, Change of Control or Other Circumstances. The Committee may provide in the award that Performance Units shall be payable or restrictions on Stock Awards shall lapse, in whole or in part, in the event of the Grantee's death or Disability (as defined in Section 5(e) above) during the Performance Period, or under other circumstances consistent with the regulations and rulings under sections 162(m) and 409A of the Code, and the provisions of Section 13 shall apply in the event of a Change of Control.

9. Deferrals.

The Committee may permit or require a Grantee to defer receipt of the payment of cash or the delivery of shares that would otherwise be due to such Grantee in connection with any Option, the lapse or waiver of restrictions applicable to Stock Awards, or the satisfaction of any requirements or objectives with respect to Performance Units. Awards shall comply with the applicable requirements of section 409A of the Code and be interpreted in a consistent manner whenever (a) the Grantee is permitted to defer receipt of the payment of cash or the delivery of stock, or (b) the Committee's lapse or waiver of restrictions brings the compensatory arrangement within the requirements of section 409A of the Code.

10. Withholding of Taxes.

(a) Required Withholding. All Grants under the Plan shall be subject to applicable federal (including FICA), state and local tax withholding requirements. The Company shall have the right to deduct from all Grants paid in cash, or from other wages paid to the Grantee, any federal, state or local taxes required by law to be withheld with respect to such Grants. In the case of Options, Stock Awards and other Grants paid in Company Stock, the Company may require that the Grantee or other person receiving or exercising Grants pay to the Company the amount of any federal, state or local taxes that the Company is required to withhold with respect to such Grants, or the Company may deduct from other wages paid by the Company the amount of any withholding taxes due with respect to such Grants.

(b) Election to Withhold Shares. If the Committee so permits, a Grantee may elect to satisfy the Company's income tax withholding obligation with respect to Options, Stock Awards or Performance Units paid in Company Stock by having shares withheld up to an amount that does not exceed the Grantee's minimum applicable withholding tax rate for federal (including FICA), state and local tax liabilities. The election must be in a form and manner prescribed by the Committee and may be subject to the prior approval of the Committee.

11. Transfer of Grants.

(a) Nontransferability of Grants. Except as provided below, only the Grantee may exercise rights under a Grant during the Grantee's lifetime. A Grantee may not transfer those rights except by will or by the laws of descent and distribution or, with respect to Grants other than Incentive Stock Options, if permitted in any specific case by the Committee, pursuant to a domestic relations order. When a Grantee dies, the personal representative or other person entitled to succeed to the rights of the Grantee ("Successor Grantee") may exercise such rights. A Successor Grantee must furnish proof satisfactory to the Company of his or her right to receive the Grant under the Grantee's will or under the applicable laws of descent and distribution.

(b) Transfer of Nonqualified Stock Options. Notwithstanding the foregoing, the Committee may provide, in a Grant Instrument, that a Grantee may transfer Nonqualified Stock Options to immediate family members, or one or more trusts or other entities for the benefit of or owned by immediate family members, consistent with the applicable securities laws, according to such terms as the Committee may determine; provided that the Grantee receives no consideration for the transfer of an Option and the transferred Option shall continue to be subject to the same terms and conditions as were applicable to the Option immediately before the transfer.

12. Change of Control of the Company.

As used herein, a "Change of Control" shall be deemed to have occurred if:

(a) Any "person" (defined to have the meaning in this definition of Change of Control as is assigned that term in sections 13(d) and 14(d) of the Exchange Act) other than an "Excluded Shareholder" (as defined herein) becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the voting power of the then outstanding securities of the Company; provided that a Change of Control shall not be deemed to occur as a result of a transaction in which the Company becomes a subsidiary of another corporation and in which the shareholders of the Company, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares entitling such shareholders to more than fifty percent (50%) of all votes to which all shareholders of the parent corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote); the term "Excluded Shareholder" meaning, for purposes of this definition of Change of Control, any person who is the beneficial owner, directly or indirectly of more than twenty percent (20%) of the voting power of the then outstanding securities of the Company; or

(b) The shareholders of the Company approve (or, if shareholder approval is not required, the Board approves) an agreement providing for (i) the merger or consolidation of the Company with another corporation where the shareholders of the Company, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such shareholders to more than fifty percent (50%) of all votes to which all shareholders of the surviving corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote) or (ii) the sale or other disposition of assets equal to or greater than forty percent (40%) of the total gross fair market value of all assets of the Company immediately prior to such sale or disposition.

13. Consequences of a Change Control.

(a) Assumption of Grants. Upon a Change of Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding Options that are not exercised shall be assumed by, or replaced with comparable options or rights by the surviving corporation (or a parent of the surviving corporation), and other outstanding Grants shall he converted to similar grants of the surviving corporation (or a parent of the surviving corporation).

(b) Other Alternatives. Notwithstanding the foregoing, the Committee may provide in the Grant Instrument that one or more of the following actions shall occur in the event of a Change of Control: (i) outstanding Options shall automatically accelerate and become fully exercisable and that the restrictions and conditions on outstanding Stock Awards shall immediately lapse, (ii) Grantees holding Performance Units shall receive a payment in settlement of such Performance Units in an amount determined by the Committee, (iii) Grantees shall surrender their outstanding Options in exchange for a payment by the Company, in cash or Company Stock as determined by the Committee, in an amount equal to the amount by which the then Fair Market Value of the shares of Company Stock subject to the Grantee's unexercised Options exceeds the Exercise Price of the Options, or (iv) giving Grantees an opportunity to exercise their outstanding Options, terminate any or all unexercised Options at such time as the Committee deems appropriate. Such surrender, termination or settlement shall take place as of the date of the Change of Control or such other date as the Committee may specify. The Committee shall have no obligation to take any of the foregoing actions, and, in the absence of any such actions, outstanding Grants shall continue in effect according to their terms (subject to any assumption pursuant to Subsection (a)).

14. **Requirements for Issuance or Transfer of Shares.**

(a) <u>Limitations on Issuance or Transfer of Shares</u>. No Company Stock shall be issued or transferred in connection with any Grant hereunder unless and until all legal requirements applicable to the issuance or transfer of such Company Stock have been complied with to the satisfaction of the Committee. The Committee shall have the right to condition any Grant made to any Grantee hereunder on such Grantee's undertaking in writing to comply with such restrictions on his or her subsequent disposition of such shares of Company Stock as the Committee shall deem necessary or advisable, and certificates representing such shares may be legended to reflect any such restrictions. Certificates representing shares of Company Stock issued or transferred under the Plan will be subject to such stop-transfer orders and other restrictions as may be required by applicable laws, regulations and interpretations, including any requirement that a legend be placed thereon.

(b) <u>Lock-Up Period</u>. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten offering of securities of the Company under the Securities Act of 1933, as amended (the "Securities Act") a Grantee (including any successors or assigns) shall not sell or otherwise transfer any shares or other securities of the Company during the 30-day period preceding and the 180-day period following the effective date of a registration statement of the Company filed under the Securities Act for such underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. Certificates representing Company stock issued upon exercise of Options or otherwise pursuant to the Plan shall bear such legend regarding the lock-up period obligations as counsel to the Company shall determine.

(c) <u>Sales to Competitors</u>. Prior to the initial public offering of shares of Company common stock, no Company stock issued in connection with any Grant hereunder may be sold, assigned or otherwise transferred to any competitor of the Company or any entity which owns in excess of one percent (1%) of the voting stock of any such competitor, provided Grantee has actual knowledge of such ownership. Certificates representing shares of Company stock so issued in connection with a Grant hereunder shall bear such legend regarding sales to competitors and other obligations as counsel to the Company shall determine.

15. **Amendment and Termination of the Plan.**

(a) <u>Amendment</u>. The Board may amend or terminate the Plan at any time; provided, however, that the Board shall not amend the Plan without shareholder approval if (i) such approval is required in order for Incentive Stock Options granted or to be granted under the Plan to meet the requirements of section 422 of the Code, (ii) such approval is required in order to exempt compensation under the Plan from the deduction limit under section 162(m) of the Code, or (iii) such approval is required by applicable stock exchange requirements. When amending or terminating the Plan, the Board shall act in a manner consistent with section 409A of the Code and no Board action shall cause the application of the twenty percent (20%) penalty or immediate tax recognition under section 409A of the Code.

(b) <u>Shareholder Approval for "Qualified Performance-Based Compensation"</u>. If Performance Units or Stock Awards are granted as "qualified performance-based compensation" under Section 8 above, the Plan must be reapproved by the shareholders no later than the first shareholders meeting that occurs in the fifth year following the year in which the shareholders previously approved the provisions of Section 8, if required by section 162(m) of the Code or the regulations thereunder.

(c) <u>Termination of Plan</u>. The Plan shall terminate on the day immediately preceding the tenth anniversary of its effective date, unless the Plan is terminated earlier by the Board or is extended by the Board with the approval of the shareholders.

(d) <u>Termination and Amendment of Outstanding Grants</u>. A termination or amendment of the Plan that occurs after a Grant is made shall not materially impair the rights of a Grantee unless the Grantee consents or unless the Committee acts under Section 21(b). The termination of the Plan shall not impair the power and authority of the Committee with respect to an outstanding Grant. Whether or not the Plan has terminated, an outstanding Grant may be terminated or amended under Section 21(b) or may be amended by agreement of the Company and the Grantee consistent with the Plan.

(e) Governing Document. The Plan shall be the controlling document. No other statements, representations, explanatory materials or examples, oral or written, may amend the Plan in any manner. The Plan shall be binding upon and enforceable against the Company and its successors and assigns.

16. Funding the Plan.

This Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Grants under this Plan. In no event shall interest be paid or accrued on any Grant, including unpaid installments of Grants.

17. Rights of Participants.

Nothing in this Plan shall entitle any Employee, Key Advisor, Non-Employee Director or other person to any claim or right to be granted a Grant under this Plan. Neither this Plan nor any action taken hereunder shall be construed as giving any individual any rights to be retained by or in the employ of the Company or any other employment rights.

18. No Fractional Shares.

No fractional shares of Company Stock shall be issued or delivered pursuant to the Plan or any Grant. The Committee shall determine whether cash, other awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

19. Heading.

Section headings are for reference only. In the event of a conflict between a title and the content of a Section, the content of the Section shall control.

20. Effective Date of the Plan.

The Plan was effective May 22, 2001, and the amendment and restatement shall be effective January 1, 2005.

21. Miscellaneous.

(a) Grants in Connection with Corporate Transactions and Otherwise. Nothing contained in this Plan shall be construed to (i) limit the right of the Committee to make Grants under this Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business or assets of any corporation, firm or association, including Grants to employees thereof who become Employees of the Company, or for other proper corporate purposes, or (ii) limit the right of the Company to grant stock options or make other awards outside of this Plan. Without limiting the foregoing, the Committee may make a Grant to an employee of another corporation who becomes an Employee by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company or any of its subsidiaries in substitution for a stock option or stock award grant made by such corporation. The terms and conditions of the substitute grants may vary from the terms and conditions required by the Plan and from those of the substituted stock incentives. The Committee shall prescribe the provisions of the substitute grants.

(b) Compliance with Law. The Plan, the exercise of Options and the obligations of the Company to issue or transfer shares of Company Stock under Grants shall be subject to all applicable laws and to approvals by any governmental or regulatory agency as may be required. With respect to persons subject to section 16 of the Exchange Act, it is the intent of the Company that the Plan and all transactions under the Plan comply with all applicable provisions of Rule 16b-3 or its successors under the Exchange Act. In addition, it is the intent of the Company that the Plan and applicable Grants under the Plan comply with the applicable provisions of section 162(m), section 409A and section 422 of the Code. To the extent that any legal requirement of section 16 of the Exchange Act or section 162(m), section 409A or section 422 of the Code as set forth in the Plan ceases to be required under section 16 of the

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Exchange Act or section 162(m), section 409A or section 422 of the Code, that Plan provision shall cease to apply. The Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory government regulation. The Committee may also adopt rules regarding the withholding of taxes on payments to Grantees. The Committee may, in its sole discretion, agree to limit its authority under this Section.

(c) <u>Savings Provision</u>. In the event any provision of this Plan shall be deemed to cause the application of the twenty percent (20%) penalty or immediate tax recognition under section 409A of the Code, the provision that causes either the application of the penalty or immediate tax recognition shall become null and void, and the Plan shall be construed and enforced as if the provision causing the negative tax consequences had never been contained herein.

(d) <u>Governing Law</u>. The validity, construction, interpretation and effect of the Plan and Grant Instruments issued under the Plan shall be governed and construed by and determined in accordance with the laws of Florida, without giving effect to the conflict of laws provisions thereof.

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ANNEX B

DYADIC INTERNATIONAL, INC.

2006 STOCK OPTION PLAN

The purpose of the Dyadic International, Inc. 2006 Stock Option Plan (the "*Plan*") is to provide (i) designated Employees of DYADIC INTERNATIONAL, INC. (the "*Company*") and its subsidiaries, (ii) Key Advisors who perform consulting or advisory services for the Company or its Subsidiaries and (iii) Non-Employee Directors who serve on the Board of Directors of the Company (the "*Board*") with the opportunity to receive grants of incentive stock options and nonqualified stock options. The Company believes that the Plan will encourage the participants to contribute materially to the growth of the Company, thereby benefiting the Company's stockholders, and will align the economic interests of the participants with those of the stockholders. A Glossary of defined terms used in this Plan is set forth in Section 18 hereof.

1. Administration.

(a) Committee. The Plan shall be administered by the Compensation Committee of the Board, a majority of whose members are "outside directors" as defined under section 162(m) of the Code and related Treasury regulations, and "non-employee directors" as defined under Rule 16b-3 under the Exchange Act (the "Committee"). However, the Board may ratify or approve any grants as it deems appropriate.

(b) Committee Authority. The Committee shall have the sole authority to (i) determine the individuals to whom grants shall be made under the Plan, (ii) determine the type, size and terms of the Grants to be made to each such individual, (iii) determine the time when the Grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (iv) amend the terms of any previously issued grant, and (v) deal with any other matters arising under the Plan. In the event the Committee determines section 409A of the Code may be applicable to an Option granted hereunder, the Plan shall prohibit the acceleration of the time or schedule of payment of compensation hereunder, except to the extent permitted under section 409A of the Code and the applicable Treasury regulations thereunder.

(c) Committee Determinations. The Committee shall have full power and authority to administer and interpret the Plan, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion. The Committee's interpretations of the Plan and all determinations made by the Committee pursuant to the powers vested in it hereunder shall be conclusive and binding on all persons having any interest in the Plan or in any awards granted hereunder. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Company, not as a fiduciary, and in keeping with the objectives of the Plan and need not be uniform as to similarly situated individuals.

2. Grants.

Grants of Options under the Plan may consist of Incentive Stock Options as described in Section 5 or Nonqualified Stock Options as described in Section 5. All Grants shall be subject to the terms and conditions set forth herein and to such other terms and conditions consistent with this Plan as the Committee deems appropriate and as are specified in a Grant Instrument or amendment thereto. The Committee shall approve the form and provisions of each Grant Instrument. Grants under a particular Section of the Plan need not be uniform as among the grantees.

3. Shares Subject to the Plan.

(a) Shares Authorized. Subject to adjustment as described below, the aggregate number of shares of Company Stock that may be issued or transferred under the Plan is 2,700,000 shares. The maximum aggregate number of shares of Company Stock that shall be subject to Grants made under the Plan to any individual during any calendar year shall be 1,200,000 shares, subject to adjustment as described below. The shares may be authorized but unissued shares of Company Stock or reacquired shares of Company Stock, including shares purchased by the Company on the open market for purposes of the Plan. If and to the extent Options granted under the Plan terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised, the shares subject to such Grants shall again be available for purposes of the Plan.

(b) <u>Adjustments</u>. If there is any change in the number or kind of shares of Company Stock outstanding (i) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation in which the Company is the surviving corporation, (iii) by reason of a reclassification or change in par value, or (iv) by reason of any other extraordinary or unusual event affecting the outstanding Company Stock as a class without the Company's receipt of consideration, or if the value of outstanding shares of Company Stock is substantially reduced as a result of a spinoff or the Company's payment of an extraordinary dividend or distribution, the maximum number of shares of Company Stock available for Grants, then in that event (A) the maximum number of shares of Company Stock that any individual participating in the Plan may be panted in any year, (B) the number of shares covered by outstanding Grants, (C) the kind of shares issued under the Plan, and (D) the price per share or the applicable market value of such Grants may be appropriately adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of Company Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under such Grants; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. Any adjustments determined by the Committee shall be final, binding and conclusive.

4. **Eligibility for Participation.**

(a) <u>Eligible Persons</u>. All Employees of the Company and its Subsidiaries, including Employees who are officers or members of the Board, and Non-Employee Directors shall be eligible to participate in the Plan. Key Advisors who perform services for the Company or any of its Subsidiaries shall be eligible to participate in the Plan if (i) they render bona fide services to the Company or its Subsidiaries, (ii) the services are not in connection with the offer and sale of securities in a capital-raising transaction and (iii) such Key Advisors do not directly or indirectly promote or maintain a market for the Company's securities.

(b) <u>Selection of Grantees</u>. The Committee shall select the Employees, Non-Employee Directors and Key Advisors to receive Grants and shall determine the number of shares of Company Stock subject to a particular Grant in such manner as the Committee determines. Employees, Key Advisors and Non-Employee Directors who receive Grants under this Plan shall hereinafter be referred to as "Grantees."

5. **Granting of Options.**

(a) <u>Number of Shares</u>. The Committee shall determine the number of shares of Company Stock that will be subject to each Grant of Options to Employees, Non-Employee Directors and Key Advisors.

(b) <u>Type of Option and Price</u>.

(i) The Committee may grant Incentive Stock Options that are intended to qualify as "Incentive Stock Options" within the meaning of section 422 of the Code or Nonqualified Stock Options that are not intended so to qualify or any combination of Incentive Stock Options and Nonqualified Stock Options, all in accordance with the terms and conditions set forth in this Plan. Incentive Stock Options may be granted only to Employees. Nonqualified Stock Options may be granted to Employees, Non-Employee Directors and Key Advisors.

(ii) The purchase price (the "Exercise Price") of Company Stock subject to an Option shall be determined by the Committee and shall be equal to or greater than the Fair Market Value (as defined below) of a share of Company Stock on the date the Option is granted; provided, however, that an Incentive Stock Option shall not be granted to an Employee who, at the time of grant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any parent or subsidiary of the Company, unless the Exercise Price per share is not less than one hundred ten percent (110%) of the Fair Market Value of Company Stock on the date of grant.

(iii) While the Company Stock is publicly traded, the Fair Market Value per share shall be determined as follows: (x) if the principal trading market for the Company Stock is a national securities exchange or the Nasdaq National Market, the last reported sale price thereof on the relevant date or (if there were no trades on that date) the latest preceding date upon which a sale was reported. or (y) if the Company Stock is not principally traded on such exchange or market, the mean between the last reported "bid" and "asked" prices of Company Stock on the relevant date, as reported on Nasdaq or, if not so reported, as reported by the National Daily Quotation Bureau, Inc. or as reported in a customary financial reporting service, as applicable and as the Committee determines. If the Company Stock ever ceases to be publicly traded or, if publicly traded, is not subject to reported transactions or "bid" or "asked" quotations as set forth above, the Fair Market Value per share shall be as determined by the Committee.

(c) Option Term. The Committee shall determine the term of each Option. The term of any Option shall not exceed ten (10) years from the date of grant. However, an Incentive Stock Option that is granted to an Employee who, at the time of owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, or any parent or subsidiary of the Company, may not have a term that exceeds five years from the date of grant.

(d) Exercisability of Options. Options shall become exercisable in accordance with such terms and conditions, consistent with the Plan, as may be determined by the Committee and specified in the Grant Instrument. The Committee may waive or accelerate the satisfaction of an exercise term or condition of any or all outstanding Options at any time for any reason.

(e) Termination of Employment, Disability or Death.

(i) Except as provided below, an Option may only be exercised while the Grantee is employed by, or providing service to, the Company as an Employee, Key Advisor or member of the Board. In the event that a Grantee ceases to be employed by the Company (in the case of an Employee), serve on the Board (in the case of a Non-Employee Director) or provide service to, the Company (in the case of a Key Advisor) for any reason other than Disability, death, or termination for Cause, any Option which is otherwise exercisable by the Grantee shall terminate unless exercised within 90 days after the date on which the Grantee ceases to be employed by, serve on the Board of, or provide service to, the Company, as applicable, or within such other period of time as may be specified by the Committee, but in any event no later than the date of expiration of the Option term. Except as otherwise provided by the Committee any of the Grantee's Options that are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide service to, the Company shall terminate as of such date.

(ii) In the event the Grantee ceases to be employed by the Company (in the case of Employees), serve on the Board (in the case of a Non-Employee Director) or provide service to the Company (in the case of a Key Advisor) on account of a termination for Cause by the Company, any Option held by that Grantee shall terminate as of the date such Grantee ceases to be employed by, serve on the Board or provide service to, the Company, as applicable. In addition, notwithstanding any other provisions of this Section 5, if the Committee determines that the Grantee has engaged in conduct that constitutes Cause at any time while the Grantee is employed by, serving on the Board or providing service to, as applicable, the Company or after the Grantee's termination of employment, Board membership or service, as applicable, any Option held by that Grantee shall immediately terminate and that Grantee shall automatically forfeit all shares underlying any exercised portion of an Option for which the Company has not yet delivered the share certificates, upon refund by the Company of the Exercise Price paid by that Grantee for such shares. Upon any exercise of an Option, the Company may withhold delivery of share certificates pending resolution of an inquiry that could lead to a finding resulting in a forfeiture.

(iii) In the event the Grantee ceases to be employed by, serve on the Board or provide service to, the Company, as applicable, because the Grantee is Disabled, any Option which is otherwise exercisable by that Grantee shall terminate unless exercised within one year after the date on which that Grantee ceases to be employed by, be on the Board or provide service to, the Company, as applicable (or within such other period of time as may be specified by the Committee), but in any event no later than the date of expiration of the Option term. Except as otherwise provided by the Committee, any of a Grantee's Options which are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, serve on the Board or provide service to, the Company, as applicable, shall terminate as of such date.

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(iv) If the Grantee dies while employed by, serving on the Board or providing service to, the Company, as applicable, or within 90 days after the date on which the Grantee ceases to be employed, serve on the Board or provide service on account of a termination specified in Section 5(e)(i) above (or within such other period of time as may be specified by the Committee), any Option that is otherwise exercisable by that Grantee shall terminate unless exercised within one year after the date on which that Grantee ceases to be employed by, serve on the Board or provide service to, the Company, as applicable (or within such other period of time as may be specified by the Committee), but in any event no later than the date of expiration of the Option term. Except as otherwise provided by the Committee, any of the Grantee's Options that are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide service to, the Company shall terminate as of such date.

(f) Exercise of Options. A Grantee may exercise an Option that has become exercisable, in whole or in part, by delivering a notice of exercise to the Company with payment of the Exercise Price. The Grantee shall pay the Exercise Price for an Option as specified by the Committee (w) in cash, (x) with the approval of the Committee, by delivering shares of Company Stock owned by the Grantee (including Company Stock acquired in connection with the exercise of an Option, subject to such restrictions as the Committee deems appropriate) and having a Fair Market Value on the date of exercise equal to the Exercise Price or by attestation (on a form prescribed by the Committee) to ownership of shares of Company Stock having a Fair Market Value on the date of exercise equal to the Exercise Price, (y) pay through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board, or (z) by such other method as the Committee may approve. The Committee may authorize loans by the Company to Grantees in connection with the exercise of an Option, upon such terms and conditions as the Committee, in its sole discretion, deems appropriate. Shares of Company Stock used to exercise an Option shall have been held by the Grantee for the requisite period of time to avoid adverse accounting consequences to the Company with respect to the Option. The Grantee shall pay the Exercise Price and the amount of any withholding tax due at the time of exercise.

(g) Limits on Incentive Stock Options. Each Incentive Stock Option shall provide that, if the aggregate Fair Market Value of the stock on the date of the grant with respect to which Incentive Stock Options are exercisable for the first time by a Grantee during any calendar year, under the Plan or any other stock option plan of the Company or a parent or subsidiary, exceeds $100,000, then the Option, as to the excess, shall be treated as a Nonqualified Stock Option. An Incentive Stock Option shall not be granted to any person who is not an Employee of the Company or a parent or subsidiary (within the meaning of section 424(f) of the Code).

6. Withholding of Taxes.

(a) Required Withholding. All Grants under the Plan shall be subject to any applicable federal (including FICA), state and local tax withholding requirements. The Company shall have the right to deduct from other wages paid to the Grantee, any federal, state or local taxes required by law to be withheld with respect to such Grants or any exercise thereof. In the case of Options paid in Company Stock, the Company may require that the Grantee or other person receiving or exercising Grants pay to the Company the amount of any federal, state or local taxes that the Company is required to withhold with respect to such Grants, or the Company may deduct from other wages paid by the Company the amount of any withholding taxes due with respect to such Grants.

(b) Election to Withhold Shares. If the Committee so permits, a Grantee may elect to satisfy the Company's income tax withholding obligation with respect to Options paid in Company Stock by having shares withheld up to an amount that does not exceed the Grantee's minimum applicable withholding tax rate for federal (including FICA), state and local tax liabilities. The election must be in a form and manner prescribed by the Committee and may be subject to the prior approval of the Committee.

7. Transfer of Grants.

(a) Nontransferability of Grants. Except as provided below, only the Grantee may exercise rights under a Grant during the Grantee's lifetime. A Grantee may not transfer those rights except by will or by the laws of descent and distribution or, with respect to Grants other than Incentive Stock Options, if permitted in any specific case by the Committee, pursuant to a domestic relations order. When a Grantee dies, such Grantee's Successor Grantee may exercise such rights, provided that any such Successor Grantee must furnish proof satisfactory to the Company of his or her right to receive the Grant under the Grantee's will or under the applicable laws of descent and distribution.

(b) Transfer of Nonqualified Stock Options. Notwithstanding the foregoing, the Committee may provide, in a Grant Instrument, that a Grantee may transfer Nonqualified Stock Options to immediate family members, or one or more trusts or other entities for the benefit of or owned by immediate family members, consistent with the applicable securities laws, according to such terms as the Committee may determine; provided that the Grantee receives no consideration for the transfer of an Option and the transferred Option shall continue to be subject to the same terms and conditions as were applicable to the Option immediately before the transfer.

8. Consequences of a Change of Control.

(a) Assumption of Grants. Upon the occurrence of a Change of Control in which the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding Options that are not exercised shall be assumed by, or replaced with comparable options or rights by the surviving corporation (or a parent of the surviving corporation), and other outstanding Grants shall he converted to similar grants of the surviving corporation (or a parent of the surviving corporation).

(b) Other Alternatives. Notwithstanding the foregoing, in the event of a Change in Control, the Committee may, but shall not be obligated to, take any of the following actions with respect to any or all outstanding Grants: the Committee may (i) determine that outstanding Options shall automatically accelerate and become fully exercisable, (ii) require that Grantees surrender their outstanding Options in exchange for a payment by the Company, in cash or Company Stock as determined by the Committee, in an amount equal to the amount by which the then Fair Market Value of the shares of Company Stock subject to the Grantee's unexercised Options exceeds the Exercise Price of the Options or (iii) after giving Grantees an opportunity exercise their outstanding Options, terminate any or all unexercised Options at such time as the Committee deems appropriate. Such surrender, termination or settlement shall take place as of the date of the Change of Control or such other date as the Committee may specify. The Committee shall have no obligation to take any of the foregoing actions, and, in the absence of any such actions, outstanding Grants shall continue in effect according to their terms (subject to any assumption pursuant to Subsection (a)).

9. Requirements for Issuance or Transfer of Shares.

(a) Limitations on Issuance or Transfer of Shares. No Company Stock shall be issued or transferred in connection with any Grant hereunder unless and until all legal requirements applicable to the issuance or transfer of such Company Stock have been complied with to the satisfaction of the Committee. The Committee shall have the right to condition any Grant made to any Grantee hereunder on such Grantee's undertaking in writing to comply with such restrictions on his or her subsequent disposition of such shares of Company Stock as the Committee shall deem necessary or advisable, and certificates representing such shares maybe legended to reflect any such restrictions. Certificates representing shares of Company Stock issued or transferred under the Plan will be subject to such stop-transfer orders and other restrictions as may be required by applicable laws, regulations and interpretations, including any requirement that a legend be placed thereon.

(b) Lock-Up Period. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten offering of securities of that Company under the Securities Act a Grantee (including any successors or assigns) shall not sell or otherwise transfer any shares or other securities of the Company during the 30-day period preceding and the 180-day period following the effective date of a registration statement of the Company filed under the Securities Act for such underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. Certificates representing Company stock issued upon exercise of Options or otherwise pursuant to the Plan shall bear such legend regarding the lock-up period obligations as counsel to the Company shall determine.

10. **Amendment and Termination of the Plan.**

(a) <u>Amendment</u>. The Board may amend or terminate the Plan at any time; provided, however, that the Board shall not amend the Plan without stockholder approval if (i) such approval is required in order for Incentive Stock Options granted or to be granted under the Plan to meet the requirements of section 422 of the Code, (ii) such approval is required in order to exempt compensation under the Plan from the deduction limit under section 162(m) of the Code, or (iii) such approval is required by applicable stock exchange requirements. When amending or terminating the Plan, no Board action shall cause the application of the requirements, the twenty percent (20%) penalty or immediate tax recognition under section 409A of the Code.

(b) <u>Termination of Plan</u>. The Plan shall terminate on the day immediately preceding the tenth anniversary of its effective date, unless the Plan is terminated earlier by the Board or is extended by the Board with the approval of the stockholders.

(c) <u>Termination and Amendment of Outstanding Grants</u>. A termination or amendment of the Plan that occurs after a Grant is made shall not materially impair the rights of a Grantee unless the Grantee consents or unless the Committee acts under Section 16(b) hereunder. The termination of the Plan shall not impair the power and authority of the Committee with respect to an outstanding Grant. Whether or not the Plan has terminated, an outstanding Grant may be terminated or amended under Section 16(b) hereunder or may be amended by agreement of the Company and the Grantee consistent with the Plan.

(d) <u>Governing Document</u>. The Plan shall be the controlling document. No other statements, representations, explanatory materials or examples, oral or written, may amend the Plan in any manner. The Plan shall be binding upon and enforceable against the Company and its successors and assigns.

11. **Funding the Plan.**

This Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Grants under this Plan. In no event shall interest be paid or accrued on any Grant, including unpaid installments of Grants.

12. **Rights of Participants.**

Nothing in this Plan shall entitle any Employee, Key Advisor, Non-Employee Director or other person to any claim or right to be granted a Grant under this Plan. Neither this Plan nor any action taken hereunder shall be construed as giving any individual any rights to be retained by or in the employ of the Company or any other employment rights.

13. **No Fractional Shares.**

No fractional shares of Company Stock shall be issued or delivered pursuant to the Plan or any Grant. The Committee shall determine whether cash, other awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

14. **Heading.**

Section headings are for reference only. In the event of a conflict between a title and the content of a Section, the content of the Section shall control.

15. **Effective Date of the Plan.**

Subject to approval by the Company's stockholders, the Plan shall be effective on April 19, 2006, the date of the adoption of this Plan by the Board of Directors of the Company.

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16. **Miscellaneous.**

(a) <u>Grants in Connection with Corporate Transactions and Otherwise</u>. Nothing contained in this Plan shall be construed to (i) limit the right of the Committee to make Grants under this Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business or assets of any corporation, firm or association, including Grants to employees thereof who become Employees of the Company, or for other proper corporate purposes, or (ii) limit the right of the Company to grant stock options or make other awards outside of this Plan. Without limiting the foregoing, the Committee may make a Grant to an employee of another corporation who becomes an Employee by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company or any of its Subsidiaries in substitution for a stock option or stock award grant made by such corporation. The terms and conditions of the substitute grants may vary from the terms and conditions required by the Plan and from those of the substituted stock incentives. The Committee shall prescribe the provisions of the substitute grants.

(b) <u>Compliance with Law</u>. The Plan, the exercise of Options and the obligations of the Company to issue or transfer shares of Company Stock under Grants shall be subject to all applicable laws and to approvals by any governmental or regulatory agency as may be required. With respect to Grantees subject to section 16 of the Exchange Act, it is the intent of the Company that the Plan and all transactions under the Plan comply with all applicable provisions of Rule 16b-3 or its successors under the Exchange Act. In addition, it is the intent of the Company that the Plan and applicable Grants under the Plan comply with the applicable provisions of section 162(m), section 409A and section 422 of the Code. To the extent that any legal requirement of section 16 of the Exchange Act, or section 162(m), section 409A and section 422 of the Code as set forth in the Plan ceases to be required under section 16 of the Exchange Act, or section 162(m), section 409A and section 422 of the Code, that Plan provision shall cease to apply. The Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory government regulation. The Committee may also adopt rules regarding the withholding of taxes on payments to Grantees. The Committee may, in its sole discretion, agree to limit its authority under this Section.

(c) <u>Savings Provision</u>. In the event any provision of this Plan shall be deemed to cause the application of the twenty percent (20%) penalty or immediate tax recognition under section 409A of the Code, the provision that causes either the application of the penalty or immediate tax recognition shall become null and void, and the Plan shall be construed and enforced as if the provision causing the negative tax consequences had never been contained herein.

(d) <u>Governing Law</u>. The validity, construction, interpretation and effect of the Plan and Grant Instruments issued under the Plan shall be governed and construed by and determined in accordance with the laws of Florida, without giving effect to the conflict of laws provisions thereof.

18. **Glossary.**

The following terms shall have the meaning assigned them below:

"*Board*" shall mean the Board of Directors of the Company.

"*Cause*" shall mean, except to the extent specified otherwise by the Committee, a finding by the Committee that the Grantee (i) has breached his or her employment or service contract with the Company, in the case of Employees or Key Advisors, or breached his fiduciary duties to the Company or otherwise been removed from the Board by the action of the Board, in the case of a Non-Employee Director, (ii) has engaged in disloyalty to the Company, including, without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty in the course of his or her employment or service, (iii) has disclosed trade secrets or confidential information of the Company to persons not entitled to receive such information or (iv) has engaged in such other behavior detrimental to the interests of the Company as the Committee determines.

"*Change of Control*" shall mean the occurrence of any of the following events:

(i) Any "person" (defined to have the meaning in this definition of Change of Control as is assigned that term in sections 13(d) and 14(d) of the Exchange Act) other than an "Excluded Stockholder" (as defined herein) becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the voting power of the then outstanding securities of the Company; provided that a Change of Control shall not be deemed to occur as a result of a transaction in which the Company becomes a subsidiary of another corporation and in which the stockholders of the Company, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares entitling such stockholders to more than fifty percent (50%) of all votes to which all stockholders of the parent corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote); the term "Excluded Stockholder" meaning, for purposes of this definition of Change of Control, any person who is the beneficial owner, directly or indirectly of more than twenty percent (20%) of the voting power of the then outstanding securities of the Company;

(ii) The stockholders of the Company approve (or, if stockholder approval is not required, the Board approves) an agreement providing for (i) the merger or consolidation of the Company with another corporation where the stockholders of the Company, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such stockholders to more than fifty percent (50%) of all votes to which all stockholders of the surviving corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote), (ii) the liquidation or dissolution of the Company; or (iii) the sale or other disposition of assets equal to or greater than forty percent (40%) of the total gross fair market value of all assets of the Company immediately prior to such sale or disposition; or

(iii) Any person other than an Excluded Person has commenced a tender offer or exchange offer for thirty percent (30%) or more of the voting power of the then outstanding stock of the Company.

"*Code*" shall mean the Internal Revenue Code of 1986, as amended.

"*Committee*" shall mean the Compensation Committee of the Board.

"*Company*" shall mean Dyadic International, Inc., a Delaware corporation.

"*Company Stock*" shall mean shares of common stock of the Company.

"*Disability*" shall mean a Grantee's becoming disabled within the meaning of section 22(e)(3) of the Code.

"*Employees*" shall mean all employees of the Company and its Subsidiaries, including Employees who are officers or members of the Board.

"*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

"*Exercise Price*" shall mean the purchase price of Company Stock subject to an Option under a Grant.

"*Key Advisors*" shall mean consultants and advisors who perform services for the Company or any of its Subsidiaries.

"Grantee" shall mean Key Advisors and Non-Employee Directors who receive Grants under this Plan.

"*Grants*" shall mean awards of Options made by the Committee under the Plan.

"*Grant Instruments*" shall mean the written instrument evidencing the Committee's Grant of an Option to a Participant, or an amendment thereto.

"*Incentive Stock Options*" shall mean Options qualifying as such within the meaning of section 422 of the Code.

"*Managing Underwriter*" shall have the meaning assigned that term in Section 9(b) of the Plan.

"*Market Standoff Period*" shall have the meaning assigned that term in Section 9(b) of the Plan.

"*Non-Employee Directors*" shall mean members of the Board who are not Employees.

"*Non-Qualifying Options*" shall mean Options that do not qualify as Incentive Stock Options.

"*Options*" means Incentive Stock Options and Non-Qualifying Options, without distinction.

"*Plan*" shall mean the Dyadic International, Inc. 2006 Stock Option Plan.

"*Securities Act*" shall mean the Securities Act of 1933, as amended.

"*Subsidiary*" shall mean any corporation or other legal entity of which the Company owns, directly or indirectly, 50% or more of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

"*Successor Grantee*" shall mean the personal representative or other person entitled to succeed to the rights of a Grantee following his or her death.

B-9

**PROXY
FORM OF PROXY
DYADIC INTERNATIONAL, INC.
PROXY FOR 2006 ANNUAL MEETING OF STOCKHOLDERS**

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

JUNE 12, 2006

The undersigned stockholder(s) of Dyadic International, Inc., a Delaware corporation (the "Company"), hereby revoking any proxy heretofore given, does hereby appoint Mark A. Emalfarb and Wayne Moor, and each of them, with full power to act alone, the true and lawful attorneys-in-fact and proxies of the undersigned, with full powers of substitution, and hereby authorize(s) them and each of them, to represent the undersigned and to vote all shares of common stock of the Company that the undersigned is entitled to vote at the 2006 Annual Meeting of Stockholders of the Company to be held on June 12, 2006 at 10:00 a.m., local time, at the Doubletree Hotel located at 4431 PGA Boulevard, Palm Beach Gardens, Florida 33410, and any and all adjournments and postponements thereof, with all powers the undersigned would possess if personally present, on the following proposals, each as described more fully in the accompanying proxy statement, and any other matters coming before said meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL OF NOMINEES FOR CLASS II DIRECTOR NAMED IN PROPOSAL 1 AND THE OTHER PROPOSALS.

1. To elect the following nominees as Class II directors, each for a three-year term ending in 2009: Stephen J. Warner and Harry Z. Rosengart

   FOR the nominees above (except as marked below)   **WITHHELD** for all nominees above

 (**INSTRUCTION**: To withhold authority to vote for any individual nominee, write that nominee's name in the space provided below)

   _____

2. To approve the Amended and Restated Dyadic International, Inc. 2001 Equity Compensation Plan effective as of January 1, 2005.

   FOR   **AGAINST**   **ABSTAIN**

3. To approve the Dyadic International, Inc. 2006 Stock Option Plan.

   FOR   **AGAINST**   **ABSTAIN**

4. To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm for the year ending December 31, 2006.

5. To transact any other business as may properly be brought before the annual meeting.

This proxy will be voted in the manner directed herein by the undersigned. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF THE NOMINEES FOR CLASS II DIRECTOR NAMED IN PROPOSAL 1 AND THE OTHER PROPOSALS AND IN THE DISCRETION OF THE PROXIES ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF TO THE EXTENT PERMITTED UNDER APPLICABLE LAW.

Receipt of the Notice of 2006 Annual Meeting of Stockholders and accompanying Proxy Statement, together with the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 is hereby acknowledged.

IMPORTANT — PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY USING THE ENCLOSED ENVELOPE.

NOTE: Please sign exactly as your name appears on this proxy. Joint owners should each sign personally. If signing as attorney, executor, administrator, trustee or guardian, please include your full title. Corporate or partnership proxies should be signed by an authorized officer.

Signature(s) _____ Date _____, 2006

Signature(s) _____ Date _____, 2006

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